SHELL CANADA LIMITED 2003 ANNUAL REPORT 2003 ANNUAL REPORT

ANNUAL REPORT	2003	EXPANDING HORIZONS

Shell Canada’s corporate goals are leadership in profitability and profitable growth, within an overarching commitment to sustainable development.

Unless the content indicates otherwise, the terms Shell, Shell Canada, Shell Canada Limited, Corporation, Company, we, our and its are used interchangeably in this report to refer to Shell Canada Limited and its consolidated subsidiaries.

2003 HIGHLIGHTS

FINANCIAL HIGHLIGHTS

	2003	2002	2001

Earnings ($ millions)	810	561	1 010

Cash flow from operations ($ millions)	1 747	1 227	1 495

Capital and exploration expenditures ($ millions)	759	2 289	2 027

Return on average common shareholders’ equity (%)	15.2	11.4	23.3

Return on average capital employed (%) [1]	13.0	10.1	21.5

Per Common Share (dollars)

Earnings — basic	2.95	2.03	3.67

Earnings — diluted	2.92	2.02	3.65

Dividends	0.82	0.80	0.80

OPERATING HIGHLIGHTS

Production	2003	2002	2001

Natural gas — gross (mmcf/d)	562	610	614

Ethane, propane and butane — gross (bbls/d)	26 700	27 900	28 800

Condensate — gross (bbls/d)	16 800	19 700	22 300

Bitumen — gross (bbls/d)

Resources	9 200	8 900	4 500

Oil Sands	46 300	—	—

Total bitumen	55 500	8 900	4 500

Sulphur — gross (long tons/d)	5 900	6 100	6 100

Crude oil processed by Shell refineries (m3 /d)	42 900	41 400	43 700

Sales

Synthetic crude sales (bbls/d)

Synthetic crude sales excluding blend stocks	46 100	—	—

Purchased upgrader blend stocks	17 700	—	—

Total synthetic crude sales	63 800	—	—

Petroleum product sales (m3/d)	45 700	44 400	44 900

Prices

Natural gas average plant gate netback price ($/mcf)	6.46	4.01	5.75

Ethane, propane and butane average field gate price ($/bbl)	25.48	19.53	24.22

Condensate average field gate price ($/bbl)	41.13	37.72	38.23

Synthetic crude average plant gate price ($/bbl)	34.18	—	—

[1]	Return on average capital employed (ROACE) is a key internal and external profitability measure used to evaluate the performance of the Company. ROACE is defined as earnings plus after-tax interest expense on debt divided by the average of opening and closing common shareholders’ equity plus preferred shares, long-term debt and short-term borrowings. ROACE does not have any standardized meaning prescribed by Canadian Generally Accepted Accounting Principles and therefore may not be comparable with the calculation of similar measures for other companies.

RESULTS IN 2003

EARNINGS IN 2003 were 44 per cent above those of 2002. The increase was mainly due to higher commodity prices and strong performances from Shell’s established businesses more than offsetting start-up expenses at the new Oil Sands operation and the effects of the stronger Canadian dollar. Shell Canada’s 2003 return on average capital employed (ROACE) was 13 per cent.

DURING A YEAR of transition, the AOSP moved from construction to operations in 2003. Oil Sands steadily built production towards design capacity, achieving an average of 130,000 barrels per day or 84 per cent of the design rate in the fourth quarter.

COMMODITY PRICES remained strong throughout 2003, with natural gas prices more than 60 per cent higher than in the previous year. Global supply factors helped to maintain the strength of crude oil prices.

ALTHOUGH NATURAL GAS production declined in 2003, exploration and development activities helped to offset natural field decline in the Foothills and offshore East Coast.

OIL PRODUCTS EARNINGS benefited from strong refining margins for most of 2003, as demand increased and North American finished product inventories declined. Marketing margins remained depressed for most of the year.

CAPITAL EXPENDITURES for the year were down significantly from the record levels of 2002, when construction of the AOSP was at its peak. More than 50 per cent of capital spending was directed to the Resources business in 2003.

Highlights  SHELL CANADA LIMITED  1

AT A GLANCE	PROFILE

RESOURCES
RESOURCES EXPLORES FOR AND PRODUCES natural gas, natural gas liquids, bitumen and sulphur. The upstream business operates four natural gas processing facilities in the Foothills area of Alberta and an in situ oil sands project near Peace River, Alberta. The Company also has a 31.3 per cent share of the Sable Offshore Energy Project, which produces natural gas and natural gas liquids off the coast of Nova Scotia.

OIL SANDS
SHELL CANADA HOLDS A 60 PER CENT INTEREST in the Athabasca Oil Sands Project, which includes the Muskeg River Mine and the Scotford Upgrader. Fully integrated operations began in the second quarter of 2003 with the production of synthetic crude oil at the Scotford Upgrader. Bitumen production is building towards the design rate of 155,000 barrels per day. Existing mineable resources support possible future production as high as 500,000 barrels per day.

OIL PRODUCTS
THE DOWNSTREAM BUSINESS manufactures, distributes and markets refined petroleum products across the country. Oil Products also procures crude oil and feedstocks for Shell’s refineries in Montreal, Quebec; Sarnia, Ontario; and Fort Saskatchewan, Alberta. The refineries convert crude oil into gasoline, diesel fuel, aviation fuels, solvents, lubricants, asphalt and heavy fuel oils. Shell’s Canada-wide network of 1,809 retail sites includes convenience food stores and car wash facilities.

COMMITMENTS

SHELL CANADA’S corporate goals are leadership in profitability and profitable growth, within an overarching commitment to sustainable development.

SUSTAINABLE DEVELOPMENT is the integration of economic, environmental and social considerations into the Company’s day-to-day activities. Shell Canada aims to provide value to its customers in ways that respect environmental and social concerns while contributing to the economic benefit of its shareholders, employees and society at large.

A FOCUS ON OPERATIONAL EXCELLENCE means that all employees are accountable for what they can control in terms of profitability, including for example: profitable growth and the operational performance of each segment of the Company; health, safety and environmental performance; and customer and stakeholder satisfaction.

THE HEALTH AND SAFETY of its employees and contractors is one of Shell Canada’s top priorities. The Company’s safety goal is to cause “no harm to people.”

THE COMPANY HAS IN PLACE policies and procedures to ensure that its corporate governance standards are of the highest calibre. All Shell employees are required to conduct business in accordance with a set of business principles and code of ethics to protect the integrity and reputation of the Company.

Shell Canada Limited is one of the largest integrated petroleum companies in Canada, comprising three major business units supported by a number of Corporate departments.

2  SHELL CANADA LIMITED  Highlights

ACHIEVEMENTS		LOOKING FORWARD

■	Return on average capital employed of 36.1 per cent.	■	Continue investment in existing operations in the Foothills and Sable Tier 2 areas while maintaining focus on operational excellence.

■	Record earnings in 2003.
		■	Assess investment options for the Peace River in situ oil sands project.
■	Start of production from the Alma field offshore Nova Scotia.

		■	Continue to work on regulatory applications and infrastructure for the development of reserves in the Mackenzie Delta.
■	Progress towards regulatory approval and development of the Mackenzie Valley Pipeline, Shell’s Niglintgak field and the necessary infrastructure in the Mackenzie Delta.

		■	Identify growth opportunities, for example in unconventional natural gas in Western Canada.

■	Fully integrated operations from the production of bitumen at the Muskeg River Mine to synthetic crude oil from the Scotford Upgrader.	■	Achieve and sustain design production rates.

		■	Reduce unit operating costs.

■	Average bitumen production at 84 per cent of the design rate in the fourth quarter.	■	Optimize hydrocarbon management to increase yield of higher valued products.

■	World-class safety performance maintained at both the mine and upgrader sites.	■	Continue to enhance the reliability of the Muskeg River Mine and Scotford Upgrader and grow volumes through selective debottlenecking and expansion projects.

■	Regulatory hearing and a recommendation of regulatory approval for Jackpine Mine.
		■	Advance growth options.

■	Return on average capital employed of 17.0 per cent.	■	Continue to improve refinery yields and efficiency.

■	Successful refinery integration with the AOSP using synthetic crude oil feedstocks from the project’s new upgrader.	■	Begin engineering, procurement and construction for low-sulphur diesel projects in Montreal and Scotford.

■	First national Canadian refiner capable of producing low-sulphur products.	■	Enhance retail offering to provide superior customer value.

■	First-quartile reliability maintained in refineries.	■	Improve marketing networks through continued restructuring and new investment.

■	Successful completion of maintenance and shutdowns, as well as start-up following major power outage in Ontario.

The information contained in this report includes “forward looking statements” based upon current expectations, estimates and projections of future production, project start-up and future capital spending that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated by the Corporation. These risks and uncertainties include, but are not limited to, changes in: market conditions, law or government policy, operating conditions and costs, project schedules, operating performance, demand for oil, gas and related products, price and exchange rate fluctuation, commercial negotiations or other technical and economic factors.

Highlights  SHELL CANADA LIMITED  3

LINDA Z. COOK President and Chief Executive Officer “I am pleased to report that earnings in 2003 were up 44 per cent over 2002 and cash from operations was at a record level.”

President’s Message

In 2003, Shell Canada saw the realization of a vision dating back to the mid-1950s when the Company acquired bitumen leases in the Athabasca region of northern Alberta. The Athabasca Oil Sands Project (AOSP) achieved fully integrated operation in June and increased production throughout the second half of the year. At full capacity, this new business will boost Shell Canada’s hydrocarbon production by more than 50 per cent. It basically changes the face of the Company and offers a more diversified and balanced production portfolio as well as new longer term growth opportunities.

FINANCIAL PERFORMANCE

I am pleased to report that earnings in 2003 were up 44 per cent over 2002 and cash from operations was at a record level.

Total earnings for the year were $810 million or $2.95 per Common Share, an increase of $249 million over 2002. The improvement was due mainly to strong commodity prices and refining margins throughout the year offset, to a certain extent, by AOSP start-up expenses and the strengthening of the Canadian dollar. This performance resulted in a return on average capital employed (ROACE) of 13 per cent. While this was an improvement over 2002, we did not achieve leadership in profitability among our industry competitors in 2003. However, excluding the impact of Oil Sands capital, ROACE was quite strong at 25.5 per cent.

4  SHELL CANADA LIMITED  President’s Message

Record cash flow of $1,747 million in 2003 benefited from exceptionally high earnings overall, including record earnings in Resources and the start-up of the AOSP. As a result, we improved our already strong financial position by reducing total financing by 30 per cent.

Total shareholder return for 2003 was 26 per cent and, once again, Shell Canada offered a strong return to its shareholders. This return includes the benefit of a 10 per cent increase to our quarterly dividend, announced in the fourth quarter.

“At full capacity, this new business will
boost Shell Canada’s hydrocarbon
production by more than 50 per cent.”

There’s no doubt that our 2003 earnings benefited from robust commodity prices and refining margins. High demand and low product inventories in North America resulted in improved natural gas and other commodity prices for most of the year. Prices softened somewhat when the conflict in Iraq subsided and natural gas storage was replenished. However, they rebounded in the fourth quarter and finished the year strongly. Also strong at year-end were refining margins, which declined in the second quarter due to warmer weather and increased supply but strengthened again in the summer due to product shortages.

President’s Message  SHELL CANADA LIMITED  5
EARNINGS ($ millions)
99 678 00 863 01 1 010 02 561 03 810
Shell Canada recorded its third best year ever for earnings due mainly to strong commodity prices and refining margins.
EARNINGS ANALYSIS ($ millions)
02 561
Price/margin/royalty 463 Operating and exploration expense (323)
Volume 233 Other (124) 03 810
Volumes from Oil Sands production and higher prices across all businesses boosted 2003 earnings.
* Includes U.S. foreign exchange impacts
RETURN ON AVERAGE CAPITAL EMPLOYED (per cent)
99 16.7 00 20.4 01 21.5 02 10.1 03 13.0
Shell excluding Oil Sands capital would have been 25.5 per cent (18.4 per cent in 2002.)

OPERATIONAL PERFORMANCE

In 2003, we started to feel the impact of the new Oil Sands business on our portfolio and in the fourth quarter, Shell Canada achieved a record level of hydrocarbon production — crude oil, natural gas, natural gas liquids and bitumen. This is a key milestone for the Company.

At the AOSP, we have been pleased with the progress made in ramping up production towards full capacity of 155,000 barrels per day (bbls/d) of bitumen. Excluding delays due to a fire at the mine site in January 2003, production performance so far has been better than our original projection. By the fourth quarter of 2003 — only our second full quarter of production — the AOSP averaged 130,000 bbls/d of bitumen or 84 per cent of the design rate. Although there were many unusual, but not unexpected, expenses associated with start-up throughout the year, Oil Sands generated its first positive earnings in the third quarter. There are obvious challenges ahead, especially in the area of achieving our long-term unit cost objectives. But there’s no doubt, the AOSP team is off to a strong start. I thank them for their hard work and dedication during a very challenging year. We also made progress with respect to longer term Oil Sands growth. In February 2004, the proposed new Jackpine Mine received the decision report recommending regulatory approval following a joint federal/provincial hearing in October 2003. This project has the potential to add as much as 200,000 barrels per day of bitumen in the coming years.

6  SHELL CANADA LIMITED  President’s Message
Resources Foothills business makes an important contribution to Shell’s profitability.
TOTAL SHAREHOLDER RETURN
(index value)
350 300 250 200 150
100 98 99 00 01 02 03
Shell S&P/ TSX Integrated Oil & Gas Index S&P/ TSX Composite Index
In a comparison of five-year returns, Shell outperformed the TSX Composite Index with 24 per cent versus 6.5 per cent.

Our Resources business posted record earnings for 2003, buoyed by high commodity prices and in spite of a seven per cent decrease in volumes over 2002. Although successful exploration and development activities went some way to making up for natural field declines in Western Canada and at the Sable Offshore Energy Project (SOEP), the overall fall in production and proved reserves was disappointing. Resources did achieve some important milestones, including record reliability in the Foothills natural gas operations and, in the fourth quarter, initial production from Alma — the first of the SOEP Tier 2 fields. Shell also participated in two East Coast offshore exploration wells, one of which (MarCoh) has already led to a discovery with the potential to add to the Company’s reserves.

Our Oil Products business delivered very strong results in 2003, which were significantly improved compared to 2002. Higher refinery utilization enabled us to make the most of strong margins. We started to see benefits from the previous years’ investment in Scotford Refinery and the processing of feedstocks from the new Scotford Upgrader. With the official opening of new gasoline hydrotreater units at the Sarnia and Montreal East refineries, Shell became the first national Canadian refiner capable of meeting the new federal regulations for low-sulphur gasoline. Work has begun on the distillate hydrotreater projects at the Montreal East and Scotford refineries for the production of ultra-low-sulphur diesel, estimated to cost in the region of $400 million. The Sarnia Refinery also entered into an agreement with another refiner for the production of ultra-low-sulphur diesel, positioning Sarnia to meet the new diesel specifications by the 2006 deadline. Shell’s retail business continued to meet the challenges of an increasingly hostile business environment. Higher levels of retail capital investment are capturing new opportunities in high growth markets and the early results from these assets are encouraging.

SAFETY PERFORMANCE

People are the foundation of any organization and nothing is more important than ensuring that those who work on Shell’s behalf, whether employees or contractors, return home each day safe and unharmed. There has been good progress in reducing injury frequency rates in parts of the business and overall we equalled our best ever performance in 2003. Nevertheless, 112 people sustained injuries in recordable incidents in our operations during the year. This is 112 too many. Our organization is committed to safety as a high priority as we continue to work towards our ultimate goal of zero injuries in the workplace.

President’s Message  SHELL CANADA LIMITED  7

SUSTAINABLE DEVELOPMENT IN ACTION

Shell Canada’s success depends on our ability to deliver energy products that are environmentally responsible and socially acceptable. Because of this, Shell is committed to sustainable development — integrating financial, environmental and social considerations into every decision, strategy, plan, project and operation.

2003 HIGHLIGHTS

■	Earnings up 44 per cent over 2002.

■	Record cash from operations.

■	Annual share price appreciation of 24 per cent.

■	Record hydrocarbon production (crude oil, natural gas, natural gas liquids and bitumen) in the fourth quarter.

■	Debt levels substantially reduced.

■	Ten per cent increase in dividends starting in the fourth quarter.

■	Total shareholder return of 26 per cent.

■	Total recordable injury frequency of 1.05, tying the 2002 record.

■	Capital and exploration expenditures of $759 million.

Resources recorded its best ever year for environmental performance and, in its first full year of operation, the new Scotford Upgrader was recommended for ISO 14001 certification. ISO 14001 is an internationally recognized standard of environmental management based on principles of continuous improvement and requiring third party audits to qualify for registration. Shell continues to make progress on its action plan to meet voluntary targets for the reduction of greenhouse gas emissions.

The licence to operate and grow the AOSP comes from a strong commitment to the social dimension of sustainable development. Over the last three years, the AOSP has worked with the surrounding communities to build their capacity so that, for 2003, the value of contract commitments with local Aboriginal businesses totalled more than $24 million.

We believe there is a strong business case for this approach. It has helped us to gain entry into new projects, obtain the support of local communities and access local labour and services.

CORPORATE GOVERNANCE

I’d like to comment on our approach to corporate governance. The cornerstone of Shell Canada’s reputation is the honesty and integrity of all its business dealings. All Shell employees, including myself, must understand and be held accountable to our Statement of General Business Principles and Code of Ethics. Furthermore, our policy is to provide timely, consistent and fair disclosure of corporate information to enable our investors to make informed decisions. We already comply with the recent U.S. Sarbanes-Oxley Act with respect to disclosure controls and procedures, and have been working hard to prepare for the Act’s future requirements. We will comply with similar Canadian regulations that will come into force in 2004.

8  SHELL CANADA LIMITED  President’s Message

In 2003, we took a number of steps to strengthen corporate governance and internal controls. For example, we formed a new committee of the Company’s senior managers who will conduct formal reviews of all our assurance activities starting in 2004. All the independent directors will be required to own a minimum number of Shell Canada shares and we now disclose the directors’ record of attendance at both Board and committee meetings. These and other changes are described more fully in the Management Proxy Circular.

LOOKING FORWARD

Shell Canada has an impressive range of opportunities, which we look forward to progressing. Our capital and exploration budget for 2004 is $1.1 billion, a 36 per cent increase over 2003, and reflects the strength and diversity of our growth portfolio.

We have increased Resources capital and exploration budget for 2004 to $575 million to reflect the importance of growth in our upstream activities and the opportunities available to us. About one-half of the 2004 exploration and development spending will support efforts to prolong the life of existing natural gas fields in Western Canada and capitalize on our existing infrastructure. We will direct part of the budget to further advance project definition work and regulatory applications for the Mackenzie Valley Pipeline project and related development of Shell’s Niglintgak field. Investment continues in South Venture, the second of the SOEP Tier 2 fields offshore Nova Scotia, which is scheduled to start producing late in 2004. We anticipate that new production from South Venture and Alma will help to offset declines in SOEP natural gas production capacity in the near-term. We will also pursue selective exploration in the Sable Basin and deep water.

The priorities for Oil Sands in 2004 include progress towards production design rates, reducing unit costs and improving reliability of the AOSP. We will also continue to build on the community commitments made during early consultation for the AOSP, including maximizing local benefits through employment and contracting.

President’s Message  SHELL CANADA LIMITED  9

Construction and start-up of the AOSP taught us a great deal about the oil sands business. We now have an opportunity to apply these valuable lessons to future expansion and development. The optimization and expansion of the Muskeg River Mine has the potential to increase production by 70,000 bbls/d of bitumen to a total of 225,000 bbls/d before 2010. With a favourable decision report on the Jackpine Mine application in hand, we are reviewing every aspect of this project’s growth potential, from upgrading and marketing options to project economics and execution planning.

The main goals for our Oil Products business in 2004 will be to reduce unit costs and execute capital projects on time and within budget. Operational excellence will play an important role in controlling costs through greater efficiency in operating sites, simplified processes and tight program management. Improved refinery reliability will also be important. To address the challenges of an increasingly competitive business environment, Oil Products will focus on improving the value of our offerings to targeted customers as well as investment in profitable opportunities to enhance our retail network.

Our Board of Directors continues to provide valuable guidance to Shell Canada. Unfortunately, we shall be losing one of our valued members with the retirement of John McNeil in 2004. Since John was first elected to the Board in April 1991, the Company has greatly benefited from his experience and dedication. On behalf of Shell, I thank him for his service and wish him well in the coming years.

I also thank our investors for their continuing confidence and support. Equally important are our employees. Only through their efforts, skills and commitment to Shell can we continue to grow a company that we can all be proud of, not only for today but for tomorrow as well. I thank them all.

LINDA Z. COOK
President and Chief Executive Officer
Calgary, Alberta

March 2004

10  SHELL CANADA LIMITED  President’s Message

MANAGEMENT’S DISCUSSION AND ANALYSIS

Shell Canada’s earnings for 2003 were $810 million or $2.95 per Common Share compared with earnings of $561 million or $2.03 per share for 2002. Earnings benefited from higher commodity prices and strong performance from the Resources and Oil Products businesses, which more than offset the impact of Oil Sands start-up costs and the strength of the Canadian dollar.

Return on average capital employed (ROACE), impacted by the start-up of the Athabasca Oil Sands Project, was 13.0 per cent in 2003 compared with 10.1 per cent in 2002. Excluding the capital employed for this new project, ROACE would have been 25.5 per cent. Cash flow from operations increased to a record high of $1,747 million from $1,227 million for the 12 months of 2002.

Capital expenditures in 2003 were $759 million compared with $2,289 million in 2002.

Total shareholder return was 26 per cent.

Shell achieved a record level of hydrocarbon production — crude oil, natural gas, natural gas liquids and bitumen — in the fourth quarter of 2003. This was due to increasing volumes from the Athabasca Oil Sands Project as it moved towards the design rate.

Overall, revisions, extensions and additions to Shell Canada’s proved reserves in 2003 were positive. These additions included 68 million barrels of oil equivalent (BOE) in Oil Sands and 17 million BOE in the Foothills due to improved recovery, discoveries and extensions. These gains were partially offset by a downward revision of 63 million BOE for the Sable Offshore Energy Project fields. After 2003 production of 70 million BOE, total year-end proved reserves reflected a net decrease of 51 million BOE.

Management’s Discussion and Analysis  SHELL CANADA LIMITED  11
gif.12 TOTAL HYDROCARBON PRODUCTION
(thousands of barrels of oil equivalent per day, 6:1)
Oil sands Natural gas Crude oil/natural gas liquids*
99 167.0 00 156.8 01 157.9 02 157.6 03 Q/1 153.0 Q/2 181.0 Q/3 210.8 Q/4 223.4
Shell reported record hydrocarbon production in the fourth quarter of 2003 due mainly to increasing bitumen volumes from the Athabasca Oil Sands Project.

* Includes Peace River bitumen

Resources

Resources earnings for 2003 were a record $618 million compared with $387 million in 2002. Strong commodity prices and a gain of $32 million from the revaluation of future income taxes helped Resources to achieve its best ever year in earnings.

Investment activity in Western Canada and the Sable Offshore Energy Project (SOEP) partially offset natural field decline in these areas. Overall, however, volumes were lower than in the previous year. Return on average capital employed was 36.1 per cent, up dramatically from 23.3 per cent in 2002. Resources capital and exploration expenditures for the year were $431 million compared with $389 million for 2002.

Although plant and field operating costs remained relatively stable, higher pension and overhead allocations combined with a decline in production put pressure on unit cost performance.

BUSINESS ENVIRONMENT

A cold winter, natural gas inventory below historical levels for most of the year and improving economic activity helped to support strong prices for natural gas and natural gas liquids in 2003. Global events and the resulting market uncertainty led to continued high crude oil prices throughout the year.

Natural Gas

Prices at Henry Hub in the United States reached above $9 US per million British thermal units (mmBtu) early in 2003 before they settled between $4 and $6 US for the remainder of the year. In Canada, prices tracked closely with Henry Hub, peaking in March above $9 Cdn per mmBtu and settling into the $5 to $6.50 Cdn range.

12  SHELL CANADA LIMITED  Resources
gif.13
Shell’s Caroline natural gas complex celebrated its 10th anniversary in 2003.
RESOURCES HIGHLIGHTS ($ millions except as noted) 2003 2002 2001
Revenues 1843 1384 1645 Earnings 618 387 600 Capital employed 1700 1725 1596 Capital and exploration expenditures 431 389 366 Return on average capital employed (%) 36.1 23.3 39.9

High crude oil prices, low gas storage levels in the early part of the year and market concerns with respect to the maturity of North American basins all supported natural gas prices. Industry drilling activity in both the United States and Canada was at near record levels throughout the year, although overall production was generally flat.

The Company realized an average plant gate price of $6.46 Cdn per thousand cubic feet (mcf), up more than 60 per cent from $4.01 per mcf in 2002.

Natural Gas Liquids

Natural gas liquids include ethane, propane, butane and condensate. Ethane in Western Canada is priced relative to natural gas, so prices improved in 2003. Demand for ethane in Western Canada remained steady over the year as supply continued to decline. Both propane and butane commanded strong prices in 2003. North American inventories of propane did not rebound from record lows until late in the year when they matched the five-year average. Butane inventories, which were at all-time lows in the spring, failed to recover by year-end as feedstock demand increased for winter gasoline blending and petrochemical use.

Condensate is used to dilute bitumen and heavy crude oils so they can be transported by pipeline. It is also used as a refinery feedstock in the production of gasoline. The increased production of bitumen and heavy oil together with growth in sales volumes of gasoline boosted condensate demand, which resulted in condensate prices trading at a premium to crude values. The average condensate field gate price was $41.13 Cdn per barrel, an increase of nine per cent over 2002.

Resources  SHELL CANADA LIMITED  13
RESOURCES EARNINGS ($ millions)
99 500 00 536 01 600 02 387 03 618
High commodity prices helped propel Resources earnings to a record high in 2003.
RESOURCES UNIT COSTS ($ per barrel of oil equivalent)
99 4.19 00 4.46 01 4.36 02 5.32 03 6.23
Pension costs, corporate allocations and declining production placed adverse pressure on unit costs in 2003.

Crude Oil

Crude oil prices remained strong throughout the year, averaging more than $30 US per barrel (West Texas Intermediate). Prices reflected the impact of tight supply for much of the year resulting from an improvement in the North American economy, Middle East tensions, supply disruptions in Venezuela and Nigeria, and OPEC’s actions to limit production. The year closed at $32.52 US per barrel, with low U.S. inventories influencing the market. The differential between heavy oil (Lloydminster Blend) and West Texas Intermediate crude oil averaged almost $9 US per barrel and steadily increased over the year due to higher than normal inventories of heavy crude coupled with major refinery turnarounds.

H. IAN KILGOUR
Senior Vice President,
Resources

Sulphur

Throughout 2003, the sulphur market was characterized by strong demand in North America and internationally, led by China’s rapidly expanding phosphate fertilizer production. As a result, prices reached their highest levels in the past decade. Demand is expected to remain strong through 2004, however, rising ocean freight transportation costs may reduce netbacks from 2003 levels.

RESERVES

Proved reserves decreased by 102 million barrels of oil equivalent (BOE) during 2003. Investment in exploration and development across the Resources business added proved reserves of 17 million BOE. These additions only partially offset a negative revision of 63 million BOE for the SOEP and production of 53 million BOE. At year-end, the proved reserves position for Resources equalled 573 million BOE.

FOOTHILLS

The Foothills business continued to make an important contribution to the profitability of Resources and the Company as a whole. Its success is the result of a sustained focus on operational excellence, asset reliability, competitive unit costs, and strong safety and environmental performance. Foothills’ sales gas production averaged 427 million cubic feet per day (mmcf/d), with 24,500 barrels per day (bbls/d) of natural gas liquids and 13,800 bbls/d of condensate. The business has benefited from strengthening sulphur prices as equity production averaged 5,900 tonnes per day in 2003. Investments in development opportunities and exploration success around Shell’s existing infrastructure generated new production volumes, which helped to offset natural field decline. The Foothills investment program resulted in an increase in proved reserves of 17 million barrels of oil equivalent.

14  SHELL CANADA LIMITED  Resources

Waterton

The Waterton area continues to provide potential for future exploration and development. Successes in 2003 included an exploration discovery and the successful completion of a major three-dimensional (3-D) seismic program. To acquire the low-impact 3-D seismic data, crews used heliportable equipment to eliminate the need for new access roads. Wildlife biologists also monitored animal movement during the seismic activities and redirected crews as required. Shell engaged in extensive public consultation with local stakeholders to minimize disruption in the area. The results of this seismic survey should help identify additional drilling opportunities.

Jumping Pound/Moose Mountain

Volumes from this area fell in 2003 due to natural field decline and a major turnaround at the plant. A successful follow-up well was drilled on the 2002 exploration discovery at Moose Mountain. Commercial arrangements reached with other area operators laid the groundwork to construct a pipeline from the Moose Mountain area to the Company’s Jumping Pound plant. Subject to regulatory approval, the pipeline should be completed around the end of 2004. The resulting increase in plant utilization will improve Jumping Pound’s competitiveness and position the plant to attract future volumes by expanding its catchment area.

Mike Noel is a journeyman
instrument mechanic with
the Caroline Gas Gathering
System group.

Caroline

The Caroline plant celebrated its 10th anniversary in May. Annual natural gas production was unchanged from 2002 but will begin a natural decline in 2004. Shell invested $12 million in compression to maximize the recovery of existing reserves and partially offset the effect of natural decline. Condensate and liquids volumes were lower than in 2002 due to the expected changes in composition of the raw gas stream.

Limestone/Clearwater

The successful infill drilling program in the Limestone area continued in 2003 with additional drilling activity planned for 2004. New 3-D seismic acquired in 2003 in the North Limestone and South Clearwater areas is in the process of evaluation to determine the potential for additional wells.

Burnt Timber/Panther

The Burnt Timber plant operated at capacity in 2003 with Shell production unchanged from 2002. Exploration and development drilling in the area resulted in two exploration discoveries. The first began production in the third quarter and the second came on stream just before year-end.

Shell plans to develop the resource base of several hundred billion cubic feet of natural gas in the Panther field. The first well of a joint venture drilling program started producing in 2003. Drilling of a second well began late in the year and more wells are planned in 2004 and 2005. Modifications to the existing field facilities are also anticipated for the next two years to accommodate additional volumes.

Resources  SHELL CANADA LIMITED  15

Exploration

The Company is exploring in the Foothills of Alberta and northeastern British Columbia to find new natural gas reserves and add production volumes. Shell increased Foothills exploration spending to $68 million in 2003, acquiring an interest in approximately 25,000 hectares of land and 530 square kilometres of 3-D seismic. Shell participated in nine exploration wells, three of which came into production in the Waterton and Burnt Timber regions. At year-end, one well was drilling and one well in British Columbia was on hold pending an economic development plan.

PEACE RIVER

Production at the Peace River in situ oil sands operation uses a cyclic process of high temperature steam injection followed by a period of bitumen production. Drilling activities resulted in increased production rates in 2002 and early 2003 until short-term geotechnical difficulties limited steam injection rates for a period of time. Average production for 2003 was 9,200 bbls/d. High-pressure steam injection resumed in the fourth quarter. Due to these difficulties, Shell postponed its investment plan to increase production to 16,000 bbls/d. A review is under way to assess a broader range of investment options.

FRONTIER

Sable Offshore Energy Project (SOEP)

Sales gas production averaged 135 mmcf/d (Shell share), which was 14.6 per cent lower than in 2002 due to natural field decline and well performance issues. The operator undertook well workovers throughout the year to improve production performance and SOEP continued to add significant cash and earnings to the overall Resources performance.

16  SHELL CANADA LIMITED  Resources
gif.17
Construction of the Alma platform was completed in 2003 and the development came on stream late November.

In 2003, Shell and other joint venture participants sold their ownership interest in the downstream assets acquired from Nova Scotia Resources (Ventures) Limited in 2001. Shell’s working interest in the total SOEP reverted to the original 31.3 per cent.

The SOEP Tier 2 development, comprising additional field projects and compression, progressed over the year. The Alma field, approved in late 2001, came on stream in November 2003 with a net production impact on SOEP of approximately 25 mmcf/d (Shell share) in December. The South Venture field development, approved by owners at the beginning of 2003, is progressing. Start-up is expected late in 2004. In the fourth quarter, the owners approved a compression project that will benefit all SOEP fields. It is expected to start operating in 2006. Results from an early development well at Glenelg drilled in 2003 were disappointing. As a result, the capitalized costs of this well were fully depreciated in December 2003 since it was determined that the stand-alone development of the field would be uneconomical at this time.

At the end of 2003, Shell revised its estimate of SOEP original sales gas reserves (ultimate recovery) downward by approximately 300 billion cubic feet (bcf) to 430 bcf. This revision was based on the interpretation of new data as well as technical reviews completed in December 2003 resulting in reserve reductions in the Alma, South Venture and Tier 1 fields. In addition, the reduction in reserves reflects the current assessment of the economic viability of the Glenelg field. These reserves changes will contribute to higher depreciation charges for Shell’s share of SOEP, which will increase Resources total depreciation expense for 2004 and reduce earnings by approximately $30 million after tax.

Resources  SHELL CANADA LIMITED  17
gif.18
GROSS PRODUCTION OF NATURAL GAS
(millions of cubic feet per day)
Volumes from divested assets
99 562 00 593 01 614 02 610 03 562
in 2003 due to natural field decline.
GROSS PRODUCTION OF NATURAL GAS LIQUIDS
(thousands of barrels per day)
Condensate Ethane, propane and butane
99 54.0 00 53.4 01 51.1 02 47.6 03 43.5
due mainly to changes in the composition of the natural gas stream.
GROSS PRODUCTION OF CRUDE OIL AND BITUMEN
(thousands of barrels per day)
Crude oil Bitumen
99 19.7 00 4.2 01 4.5 02 8.9 03 9.2
River rose slightly over 2002.

Northwest Territories

Shell is working with other companies to progress construction of the Mackenzie Valley Pipeline as well as developing its wholly owned Niglintgak field. Niglintgak has potential natural gas reserves of 800 billion to one trillion cubic feet.

In 2003, the Aboriginal Pipeline Group became a full member of the gas pipeline project after concluding its funding arrangements. Soon after, the project participants filed the preliminary information package with the regulators for the pipeline project and the three anchor fields. Project environmental work, preliminary design engineering, community consultation and development of transportation agreements are moving towards formal regulatory filings in 2004. A favourable business environment, efficient regulatory process, viable project economics and support from the Aboriginal communities will be necessary for a project schedule that targets a 2009 start-up at the earliest.

Other Frontier Areas

Shell is conducting technical and commercial work in other Frontier basins that could provide medium to longer term growth opportunities. These include offshore West Coast, where a federal review process has started to assess the potential lifting of the moratorium on oil and gas activity. Shell, as the largest landholder offshore West Coast, is participating in this review.

Exploration

In 2003, Shell invested $58 million in Frontier exploration, primarily on selective plays offshore Nova Scotia and in the Mackenzie Delta.

Shell has joint venture interests in about 473,000 hectares of exploration licences in the shallow Sable Basin, plus 474,000 hectares of exploration licences in deep water. Shell’s strategy is to share risk and pursue opportunities that can best leverage the existing SOEP infrastructure. This includes opportunities on both Shell acreage and competitor landholdings. To reduce the risk from exploration exposure, Shell offered some of its holdings in the Sable Basin to the industry as farm-in opportunities. At year-end, Shell was reviewing responses to this offering.

In 2003, Shell acquired some additional interests in lands in the Sable Basin, which are similar to the carbonate exploration play at Deep Panuke and complement the exploration licences Shell acquired earlier. Shell also participated in the successful MarCoh D-41 carbonate exploration well (24.5 per cent interest). In addition, Shell acquired an interest in the drilling of the EnCana Corporation-operated Weymouth deep water well, which started drilling late in 2003. This well will provide insight into the deep water potential and help assess drilling opportunities on adjacent Shell-operated exploration licences.

In the Mackenzie Delta, Shell entered into a farm-in agreement to participate in drilling the Itiginkpak exploration well early in 2003. Although the well did not encounter commercial hydrocarbons, Shell continues to evaluate exploration opportunities in the area, both on its wholly owned exploration licence and through joint venture opportunities.

18  SHELL CANADA LIMITED  Resources

HEALTH, SAFETY, ENVIRONMENT AND SUSTAINABLE DEVELOPMENT

A helicopter carries seismic
equipment into the Waterton area.

Resources is a Canadian industry leader in safety and achieved its second best safety performance ever with a recordable injury frequency of 1.5 per 200,000 hours worked. The Foothills sour gas operations achieved a record safety performance and have halved the recordable incident frequency over the last five years. Shell continues to work internally and through industry associations to identify and implement key levers to improve safety performance.

An important part of Shell’s commitment to sustainable development is Resources’ engagement with local communities and broader public consultation in areas that could be affected by the Company’s activities. Understanding and managing the potential health, safety and environmental (HSE) impacts of projects and facilities is a key element in Shell’s HSE management system. An established protocol is used to formally assess all proposed projects for their potential impacts and to identify risk management strategies.

Over the last five years, Resources has reduced the number of environmental compliance incidents by two-thirds, a measurable demonstration of the strength of the environmental management system. All Resources sites are registered to the ISO 14001 standard. In 2003, the Resources management system and Jumping Pound Complex were reregistered for another three years. All other Resources facilities will seek reregistration in 2004.

LOOKING FORWARD

Resources strategy is to continue to pursue leadership in profitability and focus on growth for the future. The plan for 2004 is to:

■	continue to emphasize operational excellence and additional investment in the Alberta and B.C. Foothills and offshore Nova Scotia;

■	pursue development of the Niglintgak field in the Mackenzie Delta along with related infrastructure;

■	conduct technical and commercial evaluations leading to growth opportunities in other Frontier basins;

■	identify opportunities for Peace River beyond the current infrastructure; and

■	investigate opportunities for unconventional gas production in tight (low permeability) gas and coal bed methane.

2004 CAPITAL AND EXPLORATION INVESTMENT

The 2004 program for Resources totals $575 million compared with $431 million in 2003. About one-half of planned exploration and development expenditures will be in the Foothills area of Western Canada. The balance of the 2004 exploration program is mainly focused on growth prospects in Frontier areas, including $265 million to be invested in ongoing Sable development activities and the Mackenzie Delta. In addition, Resources will assess unconventional gas opportunities in Western Canada.

Resources  SHELL CANADA LIMITED  19

Oil Sands

Following a fire at the Muskeg River Mine in January 2003, successful start-up of the Athabasca Oil Sands Project (AOSP), of which Shell Canada Limited owns 60 per cent, resulted in full-year production of 28 million barrels of bitumen (17 million Shell share). The new business reported positive earnings of $31 million during the last half of the year, but a loss of $142 million for the full year, including start-up expenses. Capital expenditures for the year totalled $123 million.

BUSINESS ENVIRONMENT

Market prices for both crude oil and natural gas remained strong throughout 2003, which had a mixed impact on the Oil Sands business.

Prices for synthetic crude oil are tied to conventional crude oil and therefore remained robust throughout the year. During 2003, Shell realized an average selling price of $34.18 Cdn per barrel. For a number of reasons, this price reflected a higher discount to market valued crude oil during the start-up year than the long-term expected average. Higher ratios of heavy to light crude oil contributed to lower than expected unit values. Shell expects to realize a lower discount to market valued crude as AOSP production stabilizes, products become more established in the market and the Scotford Upgrader optimizes its operations.

Both the mining and upgrading processes require a large input of natural gas, so the high price of the commodity added significantly to overall unit costs in 2003.

20  SHELL CANADA LIMITED  Oil Sands
gif.20
At the Muskeg River Mine, shovels mine the oil sand ore and load it into huge trucks for delivery to the crushers.
OIL SANDS HIGHLIGHTS ($ millions except as noted) 2003 2002 2001
Revenues 906 3 - Earnings (142) (5) - Capital employed 3091 3380 1911 Capital and exploration expenditures 123 1460 1313 Return on average capital employed (%) (4.4)

OPERATIONS

A fire at the Muskeg River Mine on January 6, 2003, interrupted project start-up and resulted in a three-month shutdown for repairs. Fortunately, there were no injuries and the fire damage was limited mainly to electrical cables in the solvent recovery area of the froth treatment plant. Severe weather conditions immediately following the fire contributed to freezing damage and impeded progress in making repairs, adding significantly to the costs. The Company recovered some of the damage repair costs through its extensive project insurance and continues to seek further recovery. In addition to the insurance claim for property damage caused by the fire, Shell Canada also made a claim for resulting loss of profits.

The AOSP achieved fully integrated operations in April when the Corridor Pipeline, owned and operated by Terasen Pipelines (Corridor) Inc., carried diluted bitumen from the Muskeg River Mine to the new Scotford Upgrader where it was processed into synthetic crude oil products. The project became fully operational in June when the mine’s Train 2 froth treatment facilities started up.

The mine’s bitumen production grew steadily in the second half, reaching or exceeding the design production rate of 155,000 barrels per day (bbls/d) on many occasions. By the fourth quarter of 2003, bitumen production averaged 130,000 bbls/d or 84 per cent of design capacity. Success in working through various operating and technical issues has been encouraging and Shell sees no constraints to achieving sustained design production levels in due course.

The new Scotford Upgrader achieved a world-class start-up and the integration of synthetic crude oil supply with the Scotford Refinery was seamless.

As a result of high costs and low volumes during the start-up period, as well as fire-related costs not yet recovered through the insurance claim, 2003 unit costs were not a reliable measure of future performance. Other non-recurring charges included items such as costs for winterizing and enhancing the facility.
OIL SANDS EARNINGS ($ millions)
Q/1 (105) Q/2 (68) Q/3 12 Q/4 19 03 (142)
Costs associated with start-up and the fire, which delayed production, contributed to negative earnings.
BITUMEN PRODUCTION (Shell share)
(average thousands of barrels per day)
Q/1 2 Q/2 35 Q/3 70 Q/4 78 03 46
Production increased throughout the second half of the year.
SYNTHETIC CRUDE OIL SALES
(average thousands of barrels per day)
Q/1 0 Q/2 40 Q/3 97 Q/4 117 03 64
The market welcomed the introduction of Shell s new synthetic crude blends.

Oil Sands  SHELL CANADA LIMITED  21

Based on core hole drilling completed in 2003 within the approved development area of the Muskeg River Mine, Oil Sands has revised its reserves position upward by 68 million barrels of oil equivalent (BOE) of proved reserves and 50 million BOE of probable reserves (Shell share). Ultimate recovery (proved and probable) now supports a project life of 30 years at 155,000 bbls/d.

GROWTH

Shell’s long-term goal for the Oil Sands business is to achieve bitumen production of up to 500,000 bbls/d through a number of optimization and expansion projects.

NEIL J. CAMARTA
Senior Vice President,
Oil Sands

With the AOSP fully operational, the primary objectives over the next few years are continuous improvement in unit operating costs and volume growth through selective debottlenecking of the existing operation. Shell will also pursue profitable expansion opportunities from the extensive technology and infrastructure platform already established. The Company has completed a screening study of the first expansion of the Muskeg River Mine and Scotford Upgrader to increase bitumen output by 70,000 to 90,000 bbls/d. The next milestones include completing a detailed feasibility study and advancing the regulatory approval process.

The regulatory hearing for Phase 1 of the proposed Jackpine Mine took place in October 2003 and Shell received a decision report in early February 2004 recommending regulatory approval. Plans for this project include the construction of a mining and extraction facility on the eastern portion of Shell’s Lease 13 to produce approximately 200,000 bbls/d of bitumen, with potential for expansion to 300,000 bbls/d.

Shell expects to begin construction of the expansion projects of both the Muskeg River Mine and Scotford Upgrader within the next five years, followed by development of the Jackpine Mine Phase 1 project. The exact timing of these developments will depend on factors such as market conditions, construction costs, project economics, the ability of the project to meet Shell’s sustainable development principles and the outcome of various regulatory processes.

HEALTH, SAFETY, ENVIRONMENT AND SUSTAINABLE DEVELOPMENT

Oil Sands maintained its excellent safety performance. In 2003, the business achieved a lost-time injury frequency rate of 0.03 per 200,000 hours worked, and a total recordable injury frequency rate of 0.90. A total of 3,626,752 hours have been worked since the last lost-time injury was recorded.

Following a successful audit in 2003, the Scotford Upgrader received ISO 14001 registration in January 2004. The Muskeg River Mine will seek registration in 2004.

The AOSP continues to build upon its positive relationships with regulatory agencies, local nongovernmental organizations and neighbouring communities, and in particular with local Aboriginal groups, both First Nations and Metis. In 2003, procurement spending was $229 million to contractors in the Regional Municipality of Wood Buffalo, including $25 million to Aboriginal companies. As well, people from the neighbouring communities fill jobs created by the AOSP whenever possible.

22  SHELL CANADA LIMITED  Oil Sands

More than 60 per cent of the Albian Sands Energy Inc. (a company owned by the AOSP joint venture that operates the mine and extraction plant) employees are hired from local communities.

The new Scotford Upgrader
received ISO 14001 registration
in its first year of operation.

Wood Buffalo has also benefited from more than $1.5 million in community investments by Shell since 1996. For example, the Company has made donations towards capital funding to build the new Technology Centre at Keyano College and contributed to the purchase of two medical outreach vehicles for outlying Aboriginal communities.

An integral part of the AOSP design is the management of the project’s environmental impacts. As part of that effort, Shell is a founding member of the Cumulative Environmental Management Association, which provides a forum for Wood Buffalo stakeholders to assist with the management of industry’s effects on the region.

Part of Shell’s approach to environmental management is to carry out reclamation as soon as possible, as it has in the entire area surrounding the Athabasca River water intake pump house. This reclamation resulted in the transformation of the parking lot, road, storage area and settling pond into swales and hummocks. By summer 2004, a variety of native grasses and shrubs, aspen and spruce trees will cover the site.

The AOSP is implementing a comprehensive greenhouse gas (GHG) management plan. The plan will focus on monitoring actual GHG emissions at both the mine and the upgrader, identifying and pursuing opportunities for energy efficiency and the capture of carbon dioxide, and investing in other emissions reduction activities outside of the AOSP. The GHG management plan takes into consideration both voluntary targets and the emerging regulatory framework.

LOOKING FORWARD

The main priority for Oil Sands in its first full year of operation is to progress towards achieving AOSP operational and financial performance in line with design parameters, while laying the groundwork for longer term growth. The specific goals for 2004 are to:

■	steadily increase production towards design rates;

■	reduce unit cash operating costs;

■	increase the yield of higher value products from the upgrader;

■	identify opportunities to increase production through selective debottlenecking projects;

■	advance the development of growth projects; and

■	deliver on commitments to stakeholders.

CAPITAL INVESTMENT

Shell has planned capital expenditures of $154 million in 2004 for the Oil Sands business. Most of the capital spending will go towards sustaining the base operation while advancing various debottlenecking and profitability projects to enhance the value of the AOSP development. The balance will be spent on screening and progressing the potential growth opportunities.

Oil Sands  SHELL CANADA LIMITED  23

Oil Products

Oil Products earnings were $345 million in 2003, up substantially from $198 million in 2002. The increase was mainly due to improved refinery margins. Capital expenditures were $194 million compared with $433 million in 2002, when major modifications to the Scotford Refinery and gasoline hydrotreater projects increased spending. Oil Products return on average capital employed was 17.0 per cent compared with 10.7 per cent the previous year.

High transaction, pension and turnaround costs continued to put pressure on financial performance in 2003. In spite of this, operating costs fell slightly to 5.3 cents per litre (cpl) from 5.4 cpl in 2002. Shell Canada continues to be an industry pace-setter in unit cost, unit profitability and return on average capital employed.

The business unit continues to focus on safely delivering quality products to market, and achieving high and reliable refinery throughput supported by secure branded sales.

BUSINESS ENVIRONMENT

The environment for refineries was much more favourable in 2003 than in 2002. Although the annual average of crude oil prices was high, strong margins resulting from low product inventories in the United States and a tight balance between supply and demand were the main contributors to financial improvement. In contrast, the environment for Oil Products Marketing was decidedly unfavourable. International macroeconomic and geopolitical uncertainties combined with a number of events, such as the outbreak of Severe Acute Respiratory Syndrome (SARS), BSE or “mad cow disease” and
Oil Products relaunched its premium gasoline Shell Optimax Gold™ in 2003.
OIL PRODUCTS HIGHLIGHTS ($ millions except as noted) 2003 2002 2001
Revenues 6855 6071 6240 Earnings 345 198 401 Capital employed 2141 1913 1789 Capital expenditures 194 433 343 Return on average capital employed (%) 17.0 10.7 22.2

24  SHELL CANADA LIMITED  Oil Products

extensive forest fires, depressed demand. Operational excellence and consistent delivery of quality and value remain critical success factors for the marketing business. Although it faces considerable challenges, marketing is important to the long-term value of the downstream business as a whole, providing reliable and secure market access for Shell products.

MANUFACTURING, SUPPLY AND DISTRIBUTION

Refineries

Shell Canada’s refineries undertook a number of important projects in 2003. These projects included preparations for ultra-low-sulphur diesel production, continuous reformer catalyst regeneration at the Montreal East Refinery, and a flare upgrade project and crude unit debottlenecking at Sarnia Refinery.

At the Scotford Refinery, high quality feedstock from the new Oil Sands upgrader produced good yields. Reliable operations and favourable yields resulted in deferment of the hydrocracker catalyst change to spring 2004 from fall 2003. Scotford Refinery quickly recovered from a fire in one of its process units in January 2003.

Sarnia Refinery commissioned a new flare system and completed a shutdown to change the hydrocracker catalyst. The refinery also successfully shut down and restarted operations as a result of the August power outage in Eastern Canada without safety incidents or interruption to supply.

Montreal East Refinery maintained high reliability throughout 2003 and successfully performed a major turnaround of the fluid catalytic cracker unit. Construction continued on the continuous catalyst reformer, which when completed in mid-2004, will result in improved yields and operational availability of the reformer and hydrocracker.
OIL PRODUCTS EARNINGS
($ millions)
02 198 Price/margin 143 Operating expense (14) Volume 5 Other 13 03 345
Improved refinery margins contributed to increased earnings in 2003. OIL PRODUCTS UNIT COSTS
(¢ per litre)
99 4.7 00 4.7 01 4.9 02 5.4 03 5.3
Unit costs remained under pressure but were below those of Shell’s competitors.

Oil Products  SHELL CANADA LIMITED  25

Product Reformulation

The new gasoline hydrotreaters at the Sarnia and Montreal East refineries ran efficiently in 2003. Shell Canada was the first Canadian refiner capable of producing low-sulphur gasoline across the country. Design and engineering projects for production of ultra-low-sulphur diesel at the Scotford and Montreal East refineries are under way. Shell has contracted with a third party to process Sarnia Refinery’s on-road diesel fuel to meet new federal ultra-low-sulphur diesel specifications by the June 1, 2006, deadline.

RETAIL

The retail gasoline market remained very competitive as high volume retailers and grocers increased their market presence and conventional competitors continued to invest new capital in their networks. Shell’s retail market share was 17.4 per cent, down from 17.8 per cent in 2002.

In spring 2003, the business faced a fuel quality concern in northern Alberta and northeastern British Columbia relating to a processing change at its Scotford Refinery. The Company acted swiftly to correct the problem. This incident was unrelated to the fuel quality issue in 2002 arising from the use of certain additives, which led to a class action against Shell. The class action was settled in 2003 in all parts of Canada except Quebec. Shell continues to focus on product quality.

Customer Focus

The Company designed a number of marketing programs focusing on three key areas: offering the customer better value, providing speedy and efficient customer service, and offering selection and freshness in convenience products.
Growing sales in Shell’s convenience stores make an important contribution to Retail profitability. PETROLEUM PRODUCT SALES
(thousands of cubic metres per day)
Other products Middle distillates Gasolines
99 45.0 00 45.4 01 44.9 02 44.4 03 45.7
Increased demand for diesel boosted petroleum product sales in 2003.
EARNINGS PER LITRE
(¢ per litre)
99 0.9 00 2.1 01 2.4 02 1.2 03 2.1
Earnings per litre rose substantially over 2002 due to stronger margins.

26  SHELL CANADA LIMITED  Oil Products

Shell continued its affiliation with the AIR MILES® program with 2003 marking its 11th year of participation. In a successful pilot program launched in Alberta, customers could redeem AIR MILES® for Shell gift certificates.

Shell extended its easyPAY™ payment technology into Saskatoon and Quebec City in 2003. Customers present their easyPAY ™ tag to a compatible pump, which automatically bills the transaction to the customer’s credit and AIR MILES® cards. This non-contact form of payment, which improves the speed and ease of vehicle refuelling, is now available at 297 sites in 10 major cities across Canada.

In 2003, Shell entered into an agreement with Scotiabank to install automated banking machines in 500 locations to improve customer convenience. The Company is investigating other alternatives that could provide the consumer with desired products.

Retail Network

Retail completed 33 image conversions, including a number of sites in the Greater Toronto Area and rebranding of four private-brand sites. There were 1,809 Shell retail sites at year-end, including 116 private-brand sites. This compares with 1,838 Shell sites at the end of 2002, of which 133 were private-brand sites. Average annual throughput per site at Shell- and private-brand sites increased to 3.97 million litres in 2003 compared with 3.85 million litres in 2002.

Non-Petroleum Products and Services

Shell continued to see growth in convenience food store and car wash sales. Compared to 2002, food store sales grew by more than 10 per cent and car wash revenue remained relatively flat as cold, dry weather reduced demand. Growth in non-petroleum products and services continues to be an important part of maintaining and growing Retail profitability.

® Trademark of AIR MILES International Trading B.V. Used under licence by Shell Canada Products.

™ Trademark of Shell Canada Limited. Used under licence by Shell Canada Products.
RETAIL SITE PERFORMANCE
(number of sites)
99 2 072 3.64 00 1 940 3.79 01 1 935 3.82 02 1 838 3.85 03 1 809 3.97
Continued network rationalization increased average site throughput in 2003.
Shell-branded Company- and dealer-owned sites
Shell-branded sites independently administered by Shell reseller agents
Private-brand sites
Throughput per site (in millions of litres). NOTE: All years exclude Shell-branded sites administered independently by reseller agents.

Oil Products  SHELL CANADA LIMITED  27

COMMERCIAL

Shell’s Commercial business sells branded products to aviation, agricultural, industrial, transportation, resource-based and home-heating sectors, and private label lubricants to a number of retailers and commercial distributors. The challenging business environment compressed light oil margins in 2003. Globalization, consolidation of companies in all industry sectors and technological advances continued to affect Commercial customers and the marketplace.

DAVID M. WESTON
Senior Vice President,
Oil Products

In October 2003, the Commercial business launched a new Fleet Processing FP Solutions™ card. The new card provides access to a wide array of services through a network of more than 4,000 cardlock and truck stop locations across Canada and the United States. Backed by a Web-based management tool, FP Solutions features up-to-the-minute account reporting, along with a number of card features and options.

Aviation

In 2003, The Royal Dutch/Shell Group announced an alliance with the U.S. company Eastern Aviation, which introduced 284 Shell-branded fixed-base operations in the United States. The Company’s Canadian-based customers will now have a more extensive global network and this alliance will provide an expanded base of customers to the Canadian network.

Aviation sales declined slightly in 2003 as Shell moved its distillate products into higher value low-sulphur and regular-sulphur diesel products in place of jet fuel in Eastern Canada. The jet fuel market shrank due to the decline in international and trans-border traffic.

Lubricants

Lubricants blending and packaging volumes at the Brockville plant increased, driving unit costs down. Additional production of lubricants for Pennzoil-Quaker State, wholly owned by Shell Oil Company of the United States, and other private label packaging increased throughput. In 2003, Shell Canada and Pennzoil-Quaker State began discussions regarding integrated distribution of their products starting in 2004. The Calgary plant maintained the same production volume of grease and further reduced unit cost.

Industrial Services

The goal of the Industrial Services business is to reduce operating costs and improve process productivity in customers’ plant operations through fluid management services and programs as well as maintenance and energy consulting programs. In 2003, working with global affiliates Shell Services and Shell Global Solutions International B.V., the Company served a range of sectors including mining, steel, automotive manufacturing and the food industry. The team also secured important maintenance consulting business with a major Canadian pulp and paper manufacturer.

™ Trademark of FP Solutions Corporation. Used under licence by Shell Canada Products.

28  SHELL CANADA LIMITED  Oil Products

E-BUSINESS

Oil Products continued to introduce electronic applications and business processes where the speed and reach of the Internet can improve efficiency and cost effectiveness while enhancing communication with customers, suppliers, partners, governments and employees. E-business initiatives in 2003 included applications and Web site portals that permit online ordering, maintenance of service contracts, account management, reporting and reference information.

HEALTH, SAFETY, ENVIRONMENT AND SUSTAINABLE DEVELOPMENT

In 2003, there were no lost-time injuries to any Oil Products employees or contractors at Shell’s three refineries in almost 3.4 million hours worked. As a result, the business unit reported a combined employee and contractor lost-time frequency rate of 0.18 per 200,000 hours, which was better than the 2002 rate of 0.22. The frequency rate of total recordable injuries fell to 1.11 from 1.51 in 2002. The challenge to improve safety performance continues.

New gasoline hydrotreater
at the Sarnia Refinery.

Scotford and Montreal East refineries and Brockville and Calgary lubricant and grease plants achieved reregistration to the ISO 14001 standard in 2003. Sarnia Refinery will do so in 2004. Reregistration every three years is an ISO 14001 requirement and confirms Shell’s commitment to continuous improvement.

Oil Products has taken major steps to promote sustainable development. In addition to the low-sulphur fuel projects, the manufacturing, supply and distribution business continued to implement community dialogue plans. Programs at 21 facilities fostered relationships between Shell employees and nearby residents, other industries, government agencies and community groups. Shell’s retail business also undertook a significant number of environmental, social and charitable initiatives across the country in 2003.

LOOKING FORWARD

The key goals for Oil Products businesses are to maximize its return on capital employed and respond to a changing and challenging business environment using the following strategies:

■	maintain and improve the safe, reliable, efficient and cost-effective operation of its refineries and other assets, with a focus on operational availability, utilization and yields;

■	deliver capital projects, including those for diesel product reformulation, on time and within budget;

■	differentiate the Shell brand by offering improved value to customers; and

■	form long-term alliances with key companies and suppliers to leverage synergies in selling and servicing specific markets and sectors, as well as growing branded sales.

CAPITAL INVESTMENT

Oil Products planned capital expenditure for 2004 is $379 million, up from $194 million in 2003. Of this total, about half is budgeted for legislated changes to product specifications. Growth and profitability projects will account for approximately one-third of the total, with the balance targeted for asset integrity support.

Oil Products  SHELL CANADA LIMITED  29

Corporate

Shell Canada’s Corporate sector reported negative earnings of $11 million in 2003 compared with $19 million in 2002. This improvement is due to foreign exchange gains and positive income tax settlements.

In the fourth quarter, the Company increased its quarterly dividend by 10 per cent to $0.22 per share. Dividends paid for the year totalled $0.82 per Common Share, up from $0.80 in 2002.

FINANCING ACTIVITIES

Shell’s financing plan includes short-term commercial paper, medium-term notes and accounts receivable securitization. This combination provides cost-effective financing and repayment flexibility.

In 2003, cash flow from operations increased to a record $1,747 million from $1,227 million in 2002. The increase was mainly due to high commodity prices, strong refining margins and new sales volumes from the Athabasca Oil Sands Project (AOSP). Total capital spending fell by $1,530 million following completion of the AOSP. The Company used $650 million net available cash to reduce the combined level of debt and securitized accounts receivable to $1,466 million at the end of 2003. This greatly reduced Shell’s debt as a percentage of capital employed.

Commercial paper outstanding at year-end was $149 million, down from $671 million the previous year. The Board-approved limit for outstanding commercial paper remains at $1.5 billion. Under the $600 million accounts receivable securitization program, the Company increased sales of receivables by $61 million to a total of $581 million in 2003. Also in 2003, Shell retired a $184 million capital lease
The new Scotford Upgrader represents a significant investment for Shell Canada.
2003 CASH FLOW MOVEMENT
($ millions)
Dec. 020 1 747 Cash from operations (759) Capital expenditures
(45) Working capital and other (226) Dividends (71) Common Shares buy-back
61Sale of accounts receivable (522)Commercial paper (185)Long-term debt repayments
Dec. 03 0
Shell’s cash flow from operations reached a record $1.7 billion at the end of 2003.

30  SHELL CANADA LIMITED  Corporate

obligation relating to the AOSP by issuing lower cost commercial paper. Medium-term notes outstanding were reduced by $13 million to $732 million.

All of Shell’s financing costs in 2003 were based on floating interest rates. Interest and other financing charges in 2003 totalled $66 million compared with $49 million in 2002. Higher debt balances early in the year and modestly higher interest rates resulted in increased financing charges. Shell continued to benefit from attractive financing rates, which averaged around 3.25 per cent in 2003.

By year-end, the combined level of debt and accounts receivable sales was down significantly from the first half, further strengthening Shell’s financial position. The Company expects that cash flow from operations will be sufficient to fund the 2004 capital program. Shell’s financing position and portfolio affords considerable flexibility. The Company enjoys ready access to short-term debt capital markets in Canada and can obtain access to longer term debt capital markets in both Canada and the United States, should the need arise.

In 2003, Shell purchased 1,370,900 Common Shares at a total cost of $71 million under a normal course issuer bid. The bid commenced February 7, 2003, and closed February 6, 2004. All purchases were made through the Toronto Stock Exchange at the market price effective at the time. The purchase of these shares allowed Shell to counter the effects of dilution due to the issuance of Common Shares under the employee stock option program.

OUTSTANDING SHARES

At December 31, 2003, the Company had 275,042,159 Common Shares and 100 Preference Shares outstanding. There are 5,873,119 employee stock options outstanding at year-end, of which 2,807,548 are exercisable.
CONTRACTUAL OBLIGATIONS ($ millions) Payments due by period
Total Less than 1 year 1-3 years 4-5 years More than 5 years
Long-term debt 732 732 — — - Capital lease obligations 4 2 1 1 - Operating leases 596 75 144 136 241 Purchase obligations 9160 776 1288 1029 6067 Other long-term liabilities — — — — - Total 10492 1585 1433 1166 6308

Corporate  SHELL CANADA LIMITED  31

PENSION PLAN

Shell Canada bases its pension calculations on long-term rates of return. Effective January 1, 2004, Shell reduced its assumed long-term rate of return to 7.25 per cent from the 7.50 per cent used in 2003 to reflect the expected market performance of plan assets. To help reduce the pension deficit, the Company made a cash contribution of $51 million in 2003. The Company will conduct another pension review in 2004 to determine if a further cash contribution will be necessary. However, any funding requirements are not expected to affect materially Shell Canada’s overall financial position.

ACCOUNTING STANDARDS

Variable Interest Entities

The Canadian Institute of Chartered Accountants (CICA) has proposed guidelines similar to the U.S. Financial Accounting Standards Board (FASB) Interpretation No. 46 on the Consolidation of Variable Interest Entities. Although the FASB Interpretation No. 46 is now in effect, the CICA standard will not come into effect until 2005. Under the proposed guideline, Shell Canada will consolidate a lease arrangement for large mobile equipment (trucks, scrapers and shovels) used at the AOSP’s Muskeg River Mine. The total value of this equipment at year-end was $228 million ($137 million Shell share). This arrangement is currently accounted for as an operating lease.

CATHY L. WILLIAMS
Chief Financial Officer

Shell Canada sold $581 million of accounts receivable to a multi-seller trust under its securitization program. After receipt of the cash proceeds, the Company removed this amount from its balance sheet and relinquished all ownership as part of the sale. Under the FASB and proposed CICA standards, this transaction does not require consolidation since the Company is not the primary beneficiary in the multi-seller trust.

Asset Retirement Obligations

A new Canadian standard for the accounting of asset retirement obligations issued in 2003 came into effect for Shell Canada January 1, 2004. This standard requires the recognition of legal obligations associated with the retirement of tangible long-lived assets. Shell does not expect that this pronouncement will have a significant impact on future earnings.

Stock-Based Compensation Accounting

The CICA requires the direct expensing of stock options effective for 2004 reporting. Shell Canada chose to adopt the CICA recommendation early and on a prospective basis. As a result, the Company recorded a full-year charge of $12 million in 2003. Shell will continue to evaluate all forms of management compensation, including stock options.

32  SHELL CANADA LIMITED  Corporate

CRITICAL ACCOUNTING ESTIMATES

In the compilation of the financial statements, some estimates reflect management’s best judgments. These estimates are based on historical experience and other factors that management deems appropriate. The Audit Committee reviews any significant changes in estimates annually. The following summary outlines the critical accounting estimates made by Shell management and should be read in conjunction with the “Accounting Policies” on pages 44 and 45 of the Notes to Consolidated Financial Statements.

Hydrocarbon Reserves

Estimation of reserves quantities is done in accordance with established Canadian Securities Administrators, U.S. Financial Accounting Standards Board and Securities Exchange Commission guidelines for conventional oil and gas and for mineable oil sands reserves. Determination of reserves within these guidelines is based on established geological and engineering principles and involves interpretation of geological data. Estimates are subject to revision as additional exploratory and development data is collected and new information regarding producing operations and technology becomes available. Revisions could also occur as economic and operating conditions change, or as properties are divested or acquired. Although there is a reasonable certainty of recovering proved reserves, they are based on estimates that are subject to some variability.

Site Restoration Costs

The Company makes provision for site restoration costs that it expects to incur and that can be reasonably estimated. Costs are based on engineering estimates of the anticipated method and extent of site restoration, in accordance with current legislation and industry practices. The Company provides for these estimates on either the unit-of-production or the straight-line basis over the estimated useful life of the related assets. Significant changes to the assumptions behind these estimates may result in material changes to the provision.

Employee Future Benefits

An actuary determines Shell’s costs of pension and other retirement benefits using the projected benefit method. The calculation takes into account length of service and estimates of expected plan investment performance, salary increases, expected health care costs and the discount rate for the benefit obligation. Senior management reviews key pension assumptions annually and third party actuaries review them at least every three years. The assumed long-term rate of return used in 2003 was 7.5 per cent compared with an average actual return of 8.8 per cent annually over the last 10 years ending December 31, 2003. Shell’s exposure to changes in the underlying assumptions is summarized on page 56 of the Notes to Consolidated Financial Statements. The obligation and expense could increase or decrease if the estimates used were to be changed. Pension expense represented less than one per cent of Shell’s total expenses in 2003.

EARNINGS SENSITIVITIES (after-tax annualized)		Increase (Decrease)

Resources

Natural gas	10-cent US per mmBtu (Henry Hub)	$10 million
Condensate	$1 US per barrel (West Texas Intermediate)	$3 million
Bitumen	$1 US per barrel (West Texas Intermediate)	$3 million
Sulphur	$1 Cdn per tonne	$1 million
Foothills natural gas production	10 mmcf/d	$6 million

Oil Products

Light oil sales margin	1/4-cent Cdn per litre	$23 million
Natural gas	10-cent US increase per mmBtu (Henry Hub)	$(3) million

Oil Sands

Crude oil	$1 US per barrel (West Texas Intermediate)	$34 million
Natural gas	10-cent US increase per mmBtu (Henry Hub)	$(3) million
Equity production	1,000 bbls/d	$4 million

Exchange Rate (Total)	1-cent improvement in $Cdn vs. $US	$(19) million

Corporate  SHELL CANADA LIMITED  33

Hedging Relationships

In late 2001, the CICA issued Accounting Guideline 13, Hedging Relationships. This pronouncement, which is effective for Shell Canada starting January 1, 2004, establishes the criteria that must be met before an entity can apply hedge accounting on certain derivative financial instruments. Under existing Company business practices, the application of this standard is not expected to have a significant impact on Shell Canada’s financial position or reported results.

INTERNAL CONTROLS

Shell Canada maintains a strong system of internal controls and practices. This existing control environment provides an excellent framework to meet the requirements of the U.S. Sarbanes-Oxley Act of 2002, which will come into effect for the Company in 2005, and any similar standards released in Canada. Shell is proceeding with the design and implementation of documentation and testing procedures to meet the coming internal control certification requirements.

“Shell Canada maintains a strong system
of internal controls and practices.”

In late 2003, Shell established an Assurance Committee of senior managers, which will bring additional focus to, and integration of, the wide range of assurance-related activities throughout the Company. The committee finalized its terms of reference at the end of 2003 and formal reviews of all assurance activities (internal business controls, asset integrity, health, safety and environment standards) will begin in 2004.

RISK MANAGEMENT

At the beginning of the annual planning cycle, Shell Canada performs risk management reviews within each business area and documents responses for the risks identified. The Board of Directors regularly reviews the identified risks, which are consolidated for the overall Company.

Project Execution

Each project that Shell Canada undertakes brings with it a new set of risks. These risks include, among other things, a potential increase in material costs, the inability to acquire necessary resources, fluctuations in foreign exchange, and potential difficulties with the start-up of new facilities. Some risks are outside of Shell’s direct control. However for each project, the Company identifies key success factors and objectives to mitigate, wherever possible, the amount of exposure. Mitigation activities may include close monitoring of the project’s progress, project insurance and building flexibility into project schedules. Once a major project is complete, a thorough “look back” ensures that whatever Shell learned, positive or negative, can be used in planning the next project.

Operations

One of the key risks facing Shell is the loss of operating reliability at any of its sites. Measures used to help mitigate this risk include regular maintenance programs, ongoing asset integrity reviews and retention of highly trained and experienced personnel. The diverse nature and locations of Shell’s operating facilities reduces the risk of more than one facility failing at the same time.

34  SHELL CANADA LIMITED  Corporate

Marketing

Marketing risks result from possible disruption in supply, limitation to market accessibility, credit risks and commodity price fluctuations. The Company enters into numerous supply and transportation agreements to ensure both product supply and market access. Shell manages credit risk by reviewing credit profiles and establishing credit limits for existing and new customers. Within the guidelines established by the Board of Directors, the Company uses limited hedging to reduce exposure to price fluctuations.

Exploration and Development

The main risk associated with exploration and development is failure to locate commercially viable reserves. Modern technology, such as three-dimensional seismic surveys, and risk assessment techniques help reduce this risk. The Company also makes use of joint ventures to share the risk of some exploration opportunities. Finally, Shell’s diverse exploration portfolio with opportunities ranging from the subarctic Northwest Territories and the Foothills of Alberta to offshore Eastern Canada also helps reduce risk.

Finance

Currency risk increases when foreign currency rates fluctuate compared with the Canadian dollar. The risk increases in proportion to the volume of activity involving foreign currency. Shell does some commodity transactions priced in currency other than Canadian — mainly U.S. dollars. Netting foreign cash flows across the various businesses each month helps reduce the effect of these fluctuations for the Company overall. Shell hedges significant foreign currency commitments on major capital projects.

Interest rate fluctuations affect Shell’s total interest expense. The strength of the Company’s balance sheet allowed it to continue with 100 per cent floating interest rate exposure in 2003.

To reduce the financial risk resulting from potential accidents, the Company reviews the risk associated with all its operations and projects, and uses appropriate insurance where necessary.

Health, Safety, Environment and Sustainable Development

Shell has a comprehensive system to manage health, safety and environment, which helps to mitigate the hazards and effects of Shell’s operations and activities. The application of standards, procedures, training programs, performance monitoring and audits minimizes the risks in this area. Through continuous assessment of the economic, environmental and social aspects of its activities, Shell tries to protect the robustness of its business and its licence to operate.

Information Technology Systems Security

The growing use of the Internet and remote access technologies to improve business processes increases the risk to data and information security through increased exposure to intrusions by hackers and computer viruses. Investment in tools, staff and management practices dedicated to keeping the systems secure and reliable manages this risk.

Corporate  SHELL CANADA LIMITED  35

RELATED PARTY TRANSACTIONS

In the course of regular business activities, Shell Canada enters into transactions with related parties, including affiliates of The Royal Dutch/Shell Group of Companies. The products sold to affiliates include natural gas, petroleum products and chemicals. The primary product purchased from affiliates is crude oil. All transactions are at commercial rates.

TECHNOLOGY AND ASSET INTEGRITY

Technology experts provide technical and engineering support to secure the best possible performance from Shell’s assets and new business opportunities. Access to worldwide research and technical support capabilities of The Royal Dutch/Shell Group of Companies augments Shell Canada’s capabilities.

Shell regularly assesses asset integrity by performing reviews of management systems as well as health, safety and environment and technical integrity management audits of the Company’s various facilities.

RENEWABLES

The Company believes that renewable sources of energy will play a role in Canada’s future energy supply. However, it has yet to identify an opportunity that meets established investment criteria.

HEALTH, SAFETY, ENVIRONMENT AND SUSTAINABLE DEVELOPMENT

In 2003, the Company adopted a revised policy called Commitment to Sustainable Development, which strengthened the integration of economic, environmental and social considerations in its decision-making process across all business activities. Further information will be available in Shell Canada’s 2003 Progress Toward Sustainable Development report when it is published at the end of April.

Respecting and Safeguarding People

Shell’s total recordable injury frequency for employees and contractors in 2003 was 1.05 for every 200,000 hours worked, tying the record established by the Company in 2002.

The Waterton operations received the 2003 President’s Safety Award. This award recognizes the department or operating unit with the most outstanding safety performance and overall approach to safety management. The Scotford Complex earned special recognition for excellence during a startup year.

Protecting the Environment

Since 2001, independent auditors have reviewed Shell Canada’s environmental management systems for all major operating facilities (excluding the Muskeg River Mine), registered to the international standard ISO 14001. The environmental management systems for the Corporate and Resources business units are also ISO 14001 registered.

Shell Canada continues to set and meet voluntary greenhouse gas (GHG) reduction targets. Since achieving its 2000 target of stabilizing the GHG emissions for existing businesses at 1990 levels, Shell Canada has committed to a further six per cent reduction by 2008 for its 2000 base business.

36  SHELL CANADA LIMITED  Corporate

Benefiting Communities

In 2003, Shell Canada donated a total of $7.7 million to not-for-profit organizations across Canada. The funds supported environmental and educational programs as well as local communities where employees, retirees and marketing associates live and work. Shell invested almost $600,000 of this total in scholarships and research programs at postsecondary institutions across Canada.

A contractor carefully records
seismic in a high alpine area
of the Waterton field.

In 2003, the Shell Environmental Fund marked an important milestone when it surpassed $10 million in grants to more than 3,500 innovative environmental projects across Canada over the past 13 years. Individuals, schools, community associations, service clubs and environmental groups received grants of up to $5,000 per project to improve and protect their environment.

In its continued support of United Way campaigns across the country, the Company again matched the money donated by employees and retirees for a total national contribution of $2.8 million. This includes a record-breaking donation of $2.1 million to the United Way of Calgary and area, topping the previous year’s $2.0 million donation. Shell’s donation is the largest in Alberta history and the biggest of any organization headquartered in Western Canada. In addition to their financial support, some 750 Shell people volunteered a total of 3,600 hours through United Way’s Days of Caring program, providing hands-on support to community agencies across the country.

In 2003, the Company again contributed to a number of disaster relief efforts across the country. From British Columbia to Halifax, local Shell people lent assistance and the Company worked with community services and agencies such as the Red Cross to provide gift certificates for fuel and supplies to those most directly affected by fire, flood and hurricane.

Finally, the Corporate Knights organization included Shell Canada in its top 15 Best Corporate Citizens in Canada, among the top three in the energy sector and number one in Canada for community relations. And for the second consecutive year, Shell was named in the top 10 Most Admired and Respected Canadian Corporations.

Human Resources Development

Shell’s business objectives and strategies depend upon attracting, retaining and developing a highly skilled and motivated workforce. Among a number of integrated Human Resources approaches and programs, Shell has three priorities:

■	ensure the Company continues to possess the skills, capabilities and leadership talent to operate its business safely, profitably and consistent with its commitment to sustainable development;

■	attract and develop the people who will enable Shell to deliver its growth plans in the years to come;

■	create a work environment that will attract talented employees and ensure they understand how they can contribute to the Company’s objectives and future success.

Corporate  SHELL CANADA LIMITED  37

Skills and Capabilities

In 2003, each business unit developed specific plans to manage potential gaps that might impair the ability to operate its base business. In particular, the business units are implementing plans to respond to anticipated higher levels of retirement in certain skill pools over the next few years.

Shell Canada continued to provide a wide range of in-house opportunities for training and development. It increasingly accesses the world-class technical and leadership development programs available through The Royal Dutch/Shell Group of Companies.

The senior management team and the Management Resources and Compensation Committee of the Board regularly assess the quality of future leadership talent. The Company makes particular efforts to provide its future senior leaders with development opportunities in The Royal Dutch/Shell Group’s businesses around the world.

Supporting Growth

The Company’s growth plans include resourcing strategies that will ensure access to the quality and quantity of skills needed to plan, build and operate new projects and facilities. While this is particularly important for the new Oil Sands business, Shell’s other businesses also assess their ability to develop or attract the skills they require.

Employer of Choice

Shell’s commitment to diversity means ensuring that all employees can contribute to a healthy workplace where diversity is valued. Since 2002, Diversity and Inclusiveness workshops have been available to all staff and managers and by the end of 2004, all Shell employees will have attended at least one of these workshops.

In 2003, Shell received a Certificate of Merit awarded by Human Resources Development Canada in recognition of its “sustained efforts towards attaining a representative workforce.”

For almost 10 years, part of all employees’ compensation has been linked to the Company’s financial performance. In 2003, Shell simplified its scorecard and compensation system to give employees a clearer understanding of how they can affect key performance measures. The new system has been implemented for 2004.

Shell Canada uses an annual employee survey to evaluate the overall health of its relationship with employees. The 2003 survey recorded another high participation rate of 80 per cent and 75 per cent of respondents gave the Company an overall favourable score.

Finally, for the fourth consecutive year, Shell was named one of Canada’s Top 100 Employers selected from thousands of companies and organizations from every region of the country and every major industry. For the second year in a row, The Globe and Mail named Shell as one of the 50 best places to work in Canada.

38  SHELL CANADA LIMITED  Corporate

MANAGEMENT’S REPORT

To the Shareholders of Shell Canada Limited

The management of Shell Canada Limited is responsible for the preparation of all information included in this Annual Report. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles and necessarily include amounts based on management’s informed judgments and estimates. Financial information included elsewhere in this Annual Report is consistent with the consolidated financial statements.

To assist management in fulfilling its responsibilities, a system of internal accounting controls has been established to provide reasonable assurance that the consolidated financial statements are accurate and reliable and that assets are safeguarded. Management believes that this system of internal control has operated effectively for the year ended December 31, 2003.

PricewaterhouseCoopers LLP, Chartered Accountants, appointed by the shareholders, have audited the financial statements and conducted a review of internal accounting policies and procedures to the extent required by generally accepted auditing standards and performed such tests as they deemed necessary to enable them to express an opinion on the consolidated financial statements.

The Board of Directors, through its Audit Committee, is responsible for ensuring that management fulfills its financial reporting responsibilities. The Audit Committee is composed of independent directors who are not employees of the Corporation. The committee reviews the financial content of the Annual Report and meets regularly with management, internal audit and PricewaterhouseCoopers LLP to discuss internal controls, accounting, auditing and financial matters. The committee recommends the appointment of the external auditors. The committee reports its findings to the Board of Directors for its consideration in approving the consolidated financial statements for issuance to the shareholders.
LINDA Z. COOK CATHY L. WILLIAMS MATTHEW B. HANEY

President and Chief Executive Officer	Chief Financial Officer	Controller

January 30, 2004

Management’s Report  SHELL CANADA LIMITED  39

AUDITORS’ REPORT

To the Shareholders of Shell Canada Limited

We have audited the consolidated balance sheets of Shell Canada Limited as at December 31, 2003, 2002 and 2001 and the consolidated statements of earnings and retained earnings and cash flows for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.

CHARTERED ACCOUNTANTS
Calgary, Alberta
January 30, 2004

40  SHELL CANADA LIMITED  Auditors’ Report

CONSOLIDATED STATEMENT OF EARNINGS AND RETAINED EARNINGS

Year ended December 31 ($ millions)	2003	2002	2001	2000	1999

REVENUES
Sales and other operating revenues	8 806	7 232	7 658	8 100	5 286
Dividends, interest and other income	41	82	72	89	93

Total revenues	8 847	7 314	7 730	8 189	5 379

EXPENSES
Cost of goods sold	5 077	4 661	4 627	5 166	3 205
Operating, selling and general	1 758	1 222	1 104	1 086	1 053
Exploration	88	123	81	42	70
Depreciation, depletion, amortization and retirements	650	390	318	366	254
Interest on long-term debt	31	19	5	44	49
Other interest and financing charges	35	30	12	17	(35)

Total expenses	7 639	6 445	6 147	6 721	4 596

Asset sales and rationalization	—	—	—	—	367

EARNINGS
Earnings before income tax	1 208	869	1 583	1 468	1 150

Current income tax	188	135	472	607	369
Future income tax	210	173	101	(2)	103

Total income tax (Note 4)	398	308	573	605	472

Earnings	810	561	1 010	863	678

Per Common Share (dollars) (Note 13)
Earnings — basic	2.95	2.03	3.67	3.06	2.35
Earnings — diluted	2.92	2.02	3.65	3.05	2.34

RETAINED EARNINGS
Balance at beginning of year	4 608	4 268	3 478	3 357	2 889
Implementation of accounting standard for income taxes	—	—	—	(61)	—
Earnings	810	561	1 010	863	678

	5 418	4 829	4 488	4 159	3 567
Common Shares buy-back (Note 3)	68	—	—	466	2
Dividends	226	221	220	215	208

Balance at end of year	5 124	4 608	4 268	3 478	3 357

Consolidated Financial Statements  SHELL CANADA LIMITED  41

CONSOLIDATED STATEMENT OF CASH FLOWS

Year ended December 31 ($ millions)	2003	2002	2001	2000	1999

CASH FROM OPERATING ACTIVITIES
Earnings	810	561	1 010	863	678
Exploration	88	123	81	42	70
Non-cash items
Depreciation, depletion, amortization and retirements	650	390	318	366	254
Asset sales and rationalization	—	—	—	—	(367)
Current tax related to major property disposal	—	—	—	—	155
Future income tax	210	173	101	(2)	103
Other items	(11)	(20)	(15)	(14)	(98)

Cash flow from operations	1 747	1 227	1 495	1 255	795
Movement in working capital and other from operating activities	37	186	178	76	227

	1 784	1 413	1 673	1 331	1 022

CASH INVESTED
Capital and exploration expenditures	(759)	(2 289)	(2 027)	(1 153)	(715)
Movement in working capital from investing activities	(25)	(67)	(60)	188	21

	(784)	(2 356)	(2 087)	(965)	(694)
Proceeds on disposal of properties, plant and equipment	25	3	59	16	951
Investments, long-term receivables and other	(36)	(87)	(42)	(28)	26

	(795)	(2 440)	(2 070)	(977)	283

CASH FROM FINANCING ACTIVITIES
Common Shares buy-back (Note 3)	(71)	—	—	(490)	(2)
Proceeds from exercise of Common Share stock options	15	10	5	5	4
Dividends paid	(226)	(221)	(220)	(215)	(208)
Long-term debt and other	(185)	804	(377)	49	(375)
Short-term financing	(522)	459	212	—	—

	(989)	1 052	(380)	(651)	(581)

Increase (decrease) in cash	—	25	(777)	(297)	724
Cash at beginning of year	—	(25)	752	1 049	325
Cash at end of year [1]	—	—	(25)	752	1 049

Supplemental disclosure of cash flow information
Dividends received	10	15	11	13	46
Interest received	18	35	21	50	13
Interest paid	70	45	33	43	52
Income tax paid	271	285	692	559	162

[1]	Cash comprises cash and highly liquid short-term investments.

42  SHELL CANADA LIMITED  Consolidated Financial Statements

CONSOLIDATED BALANCE SHEET

As at December 31 ($ millions)	2003	2002	2001	2000	1999

ASSETS
Current assets
Cash and short-term investments	—	—	(25)	752	299
Loan to affiliate	—	—	—	—	750
Accounts receivable	495	497	415	1 119	889
Inventories
Crude oil, products and merchandise	497	440	473	440	464
Materials and supplies	83	75	57	47	49
Prepaid expenses	81	93	159	157	121

	1 156	1 105	1 079	2 515	2 572
Investments, long-term receivables and other	455	414	305	255	219
Properties, plant and equipment (Note 2)	7 866	7 836	6 075	4 496	3 783

Total assets	9 477	9 355	7 459	7 266	6 574

LIABILITIES
Current liabilities
Short-term borrowings	149	671	212	—	—
Accounts payable and accrued liabilities	1 157	1 223	1 012	1 346	916
Income and other taxes payable	255	115	211	404	391
Current portion of site restoration and other long-term obligations	17	19	21	20	21
Current portion of long-term debt	734	402	2	450	2

	2 312	2 430	1 458	2 220	1 330
Site restoration and other long-term obligations (Note 7)	204	193	195	205	183
Long-term debt (Note 6)	2	523	119	51	448
Future income tax	1 342	1 132	959	857	783

Total liabilities	3 860	4 278	2 731	3 333	2 744

Commitments and contingencies (Note 11)

SHAREHOLDERS’ EQUITY
Capital stock (Note 3)
100 4% Preference Shares	1	1	1	1	1
275 042 159 Common Shares
(2002 — 275 908 290; 2001 — 275 514 500)	480	468	459	454	472

	481	469	460	455	473
Contributed surplus (Note 3)	12	—	—	—	—
Retained earnings	5 124	4 608	4 268	3 478	3 357

Total shareholders’ equity	5 617	5 077	4 728	3 933	3 830

Total liabilities and shareholders’ equity	9 477	9 355	7 459	7 266	6 574

The consolidated financial statements have been approved by the Board of Directors.

LINDA Z. COOK	KERRY L. HAWKINS
Director	Director

Consolidated Financial Statements  SHELL CANADA LIMITED  43

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Shell Canada’s consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada. The Corporation’s major accounting policies are summarized as follows:

1.	ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Shell Canada Limited and its subsidiary companies. The financial statements reflect the Corporation’s proportionate interests in joint ventures.

INVENTORIES

Inventories of crude oil, products and merchandise are stated at the lower of cost, applied on the Last-In, First-Out (LIFO) basis, or net realizable value. Materials and supplies are stated at the lower of cost or estimated useful value.

INVESTMENTS

Investments in companies over which Shell Canada exercises significant influence are accounted for using the equity method. Accordingly, the book value of the investment in such companies equals the original cost of the investment, plus Shell Canada’s share of earnings since the investment date, less dividends received. Other long-term investments are recorded at cost. Short-term investments are carried at the lower of cost or market value and are highly liquid securities with a maturity of three months or less when purchased.

EXPLORATION AND DEVELOPMENT COSTS

The Corporation follows the successful efforts method of accounting for oil and gas exploration and development activities. Under this method, acquisition costs of properties are capitalized. Exploratory drilling costs are initially capitalized and costs relating to wells subsequently determined to be unsuccessful are charged to earnings. Other exploration costs are charged to earnings. All development costs are capitalized. For mining activities the property acquisition, exploration and development costs are capitalized.

DEPRECIATION, DEPLETION AND AMORTIZATION

Depreciation and depletion on oil and gas and mining assets are provided on the unit-of-production basis. Land and lease costs relating to producing properties and costs of gas plants are depleted and depreciated over remaining proved reserves. Oil and gas and mine development costs are depleted and depreciated over remaining proved developed reserves. The mine extraction plant and other facilities are depreciated over remaining proved and probable reserves. Amortization of unproved oil and gas properties is based on the estimated life of the asset and past experience. Costs relating to refinery, upgrader, mine and upgrader start-up, distribution, marketing and non-resource assets are depreciated on the straight-line basis over each asset’s estimated useful life.

SITE RESTORATION

Estimated site restoration costs are provided on either the unit-of-production or the straight-line basis over the estimated useful life of the related assets. Costs are based on engineering estimates of the anticipated method and extent of site restoration, in accordance with current legislation and industry practices. Provision is being made for site restoration costs that the Corporation expects to incur and that can be reasonably estimated.

INTEREST

Interest costs are expensed as incurred.

REVENUES

Revenues are recognized upon delivery. Inter-segment sales, which are accounted for at estimated market-related values, are included in revenues of the segment making the transfer. On consolidation, such inter-segment sales and any associated estimated profits in inventory are eliminated.

44  SHELL CANADA LIMITED  Notes to Consolidated Financial Statements

ROYALTIES AND MINERAL TAXES

All royalty entitlements and mineral taxes are reflected as reductions in sales and other operating revenues.

EMPLOYEE FUTURE BENEFITS

The costs of the defined benefit pension plan and other retirement benefits are actuarially determined using the projected benefit method prorated on service and management’s best estimate of expected plan investment performance, salary escalation, retirement ages of employees and expected health care costs. For the purpose of calculating the expected return on plan assets, those assets are valued at a market-related value. The excess of the net actuarial gain or loss over 10 per cent of the greater of the benefit obligation and the market-related value of plan assets is amortized over the expected average remaining service period of active employees.

FOREIGN CURRENCY TRANSLATION

Monetary items are translated to Canadian dollars at rates of exchange in effect at the end of the period. The gains and losses on the translation of foreign denominated monetary items are charged to earnings.

DERIVATIVE INSTRUMENTS

The Company uses derivative instruments in the management of its foreign currency, interest rate and commodity price exposures. The Company does not use derivative instruments for speculative purposes.

Foreign exchange contracts are used to hedge certain foreign purchases and sales. Those foreign transactions are recorded in the financial statements in Canadian dollars at the rate specified in the forward contract. Exchange gains and losses on the contracts offset the gains and losses on the initial transaction.

Interest rate swaps are used to manage interest rate exposure. Differentials under interest rate swap arrangements are recognized by adjustments to interest expense.

Energy futures are used to reduce exposure to price fluctuations in some contractual energy purchases and sales. Any gain or loss on these transactions is applied to the cost of the products purchased or sold.

USE OF ESTIMATES

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates used in the preparation of these financial statements include the estimate of proved and probable reserves, site restoration and employee future benefits.

STOCK-BASED COMPENSATION PLANS

The Corporation has stock-based compensation plans, which are described in Note 3. The Company started to record compensation expense over the vesting period for stock options granted to employees in 2003. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital. No compensation expense has been recorded for awards granted prior to 2003.

CHANGE IN ACCOUNTING POLICY

During 2003, the Canadian Institute of Chartered Accountants amended Section 3870 “Stock-Based Compensation and Other Stock-Based Payments.” This pronouncement requires expensing of stock options effective for fiscal years beginning on or after January 1, 2004. The Company has chosen early adoption of the pronouncement on a prospective basis, which has resulted in a full-year charge of $12 million and a corresponding amount recorded as contributed surplus.

RECLASSIFICATION

Certain information provided for prior years has been reclassified to conform to the current presentation.

Notes to Consolidated Financial Statements  SHELL CANADA LIMITED  45

2.	SEGMENTED INFORMATION

The operating segments are those adopted by senior management of the Corporation to determine resource allocations and assess performance. In all material respects, the segmented information is applied consistently in accordance with the Corporation’s significant accounting policies. The Corporation’s revenues are attributed principally to Canada where all of its major properties, plants and equipment are located.

Segmented financial results and properties, plant and equipment data are reported as if the segments were separate entities.

EARNINGS ($ millions)

TOTAL

2003	2002	2001

1 301	867	1 260	Natural gas
560	530	619	Natural gas liquids
467	77	36	Crude oil and bitumen
(354)	(234)	(371)	Royalties
3 074	2 848	2 885	Gasolines
2 374	1 984	2 157	Middle distillates
1 113	921	858	Other products
312	321	286	Other revenues
—	—	—	Inter-segment sales

8 847	7 314	7 730	Total revenues

5 077	4 661	4 627	Cost of goods sold
—	—	—	Inter-segment purchases
1 758	1 222	1 104	Operating, selling and general
88	123	81	Exploration
650	390	318	Depreciation, depletion, amortization and retirements
31	19	5	Interest on long-term debt
35	30	12	Other interest and financing charges

7 639	6 445	6 147	Total expenses

1 208	869	1 583	Earnings (loss) before income tax

188	135	472	Current income tax
210	173	101	Future income tax

398	308	573	Total income tax

810	561	1 010	Earnings (loss)

46  SHELL CANADA LIMITED  Notes to Consolidated Financial Statements

The Corporation has the following segments:

Resources includes exploration, production and marketing activities for natural gas, natural gas liquids, in situ bitumen and sulphur.

Oil Sands includes mining and extraction of bitumen, upgrading of mined bitumen to synthetic crude oils and marketing of these products.

Oil Products includes the manufacturing, distribution and selling of the Corporation’s refined petroleum products.

Corporate includes controllership, financing activities, administration and general corporate facility management.

RESOURCES			OIL SANDS			OIL PRODUCTS			CORPORATE

2003	2002	2001	2003	2002	2001	2003	2002	2001	2003	2002	2001

1 301	867	1 260	—	—	—	—	—	—	—	—	—
560	530	619	—	—	—	—	—	—	—	—	—
81	74	36	386	3	—	—	—	—	—	—	—
(350)	(234)	(371)	(4)	—	—	—	—	—	—	—	—
—	—	—	—	—	—	3 074	2 848	2 885	—	—	—
—	—	—	—	—	—	2 374	1 984	2 157	—	—	—
88	26	(6)	46	—	—	979	895	864	—	—	—
28	39	40	—	—	—	218	236	191	66	46	55
135	82	67	478	—	—	210	108	143	—	—	—

1 843	1 384	1 645	906	3	—	6 855	6 071	6 240	66	46	55

—	—	—	306	(1)	—	4 767	4 665	4 627	4	(3)	—
148	104	143	146	1	—	529	82	67	—	3	—
355	324	277	476	3	—	891	868	803	36	27	24
88	123	81	—	—	—	—	—	—	—	—	—
293	224	172	160	1	—	196	164	148	1	1	(2)
—	—	—	—	—	—	—	—	—	31	19	5
—	—	—	—	—	—	—	—	—	35	30	12

884	775	673	1 088	4	—	6 383	5 779	5 645	107	77	39

959	609	972	(182)	(1)	—	472	292	595	(41)	(31)	16

382	215	409	(253)	(193)	(33)	95	134	95	(36)	(21)	1
(41)	7	(37)	213	197	33	32	(40)	99	6	9	6

341	222	372	(40)	4	—	127	94	194	(30)	(12)	7

618	387	600	(142)	(5)	—	345	198	401	(11)	(19)	9

Notes to Consolidated Financial Statements  SHELL CANADA LIMITED  47

2.	SEGMENTED INFORMATION (continued)

CASH FLOW ($ millions)

TOTAL

2003	2002	2001

1 747	1 227	1 495	Cash flow from operations
37	186	178	Movement in working capital and other from operating activities

1 784	1 413	1 673	Cash from operating activities

(759)	(2 289)	(2 027)	Capital and exploration expenditures
(25)	(67)	(60)	Movement in working capital from investing activities

(784)	(2 356)	(2 087)
(11)	(84)	17	Other cash invested
(989)	1 052	(380)	Cash from financing activities

—	25	(777)	Increase (decrease) in cash

CAPITAL EMPLOYED ($ millions)

TOTAL

2003	2002	2001

1 156	1 105	1 079	Current assets
455	414	305	Investments, long-term receivables and other

1 611	1 519	1 384

12 965	12 382	10 289	Properties, plant and equipment at cost
(5 099)	(4 546)	(4 214)	Accumulated depreciation, depletion and amortization

7 866	7 836	6 075	Net properties, plant and equipment

9 477	9 355	7 459	Total assets
(2 975)	(2 681)	(2 398)	Total liabilities less long-term debt and short-term borrowings

6 502	6 674	5 061	Capital employed

48  SHELL CANADA LIMITED  Notes to Consolidated Financial Statements

RESOURCES			OIL SANDS			OIL PRODUCTS			CORPORATE

2003	2002	2001	2003	2002	2001	2003	2002	2001	2003	2002	2001

959	740	812	233	193	33	555	303	637	—	(9)	13
99	(33)	(99)	73	(193)	—	(229)	297	165	94	115	112

1 058	707	713	306	—	33	326	600	802	94	106	125

(431)	(389)	(366)	(123)	(1 460)	(1 313)	(194)	(433)	(343)	(11)	(7)	(5)
(6)	(7)	30	(17)	(38)	(66)	(3)	(22)	(24)	1	—	—

(437)	(396)	(336)	(140)	(1 498)	(1 379)	(197)	(455)	(367)	(10)	(7)	(5)
23	(19)	35	(23)	(14)	(4)	5	(77)	(6)	(16)	26	(8)
1	(3)	1	12	—	3	(4)	8	3	(998)	1 047	(387)

645	289	413	155	(1 512)	(1 347)	130	76	432	(930)	1 172	(275)

RESOURCES			OIL SANDS			OIL PRODUCTS			CORPORATE

2003	2002	2001	2003	2002	2001	2003	2002	2001	2003	2002	2001

437	405	336	193	81	54	1 101	1 135	1 040	(575)	(516)	(351)
87	82	57	54	32	6	254	255	171	60	45	71

524	487	393	247	113	60	1 355	1 390	1 211	(515)	(471)	(280)

4 712	4 405	4 153	3 638	3 520	2 083	4 511	4 363	3 963	104	94	90
(2 493)	(2 226)	(2 015)	(161)	(2)	—	(2 378)	(2 255)	(2 137)	(67)	(63)	(62)

2 219	2 179	2 138	3 477	3 518	2 083	2 133	2 108	1 826	37	31	28

2 743	2 666	2 531	3 724	3 631	2 143	3 488	3 498	3 037	(478)	(440)	(252)
(1 043)	(941)	(935)	(633)	(251)	(232)	(1 347)	(1 585)	(1 248)	48	96	17

1 700	1 725	1 596	3 091	3 380	1 911	2 141	1 913	1 789	(430)	(344)	(235)

Notes to Consolidated Financial Statements  SHELL CANADA LIMITED  49

3.	CAPITAL STOCK AND STOCK-BASED COMPENSATION

Shell Canada Limited carries on business under the Canada Business Corporations Act. Common Shares are without nominal or par value and are authorized in unlimited number.

The holder of the four per cent Preference Shares receives fixed, cumulative dividends of $40,000 per annum. The Preference Shares may be redeemed at the amount paid up thereon plus accrued dividends.

Under the Long-Term Incentive Plan, the Company may grant options to executives and other employees. The exercise price of each option equals the market price of the Company’s stock on the date of grant and the maximum term of an option is 10 years. Options may not be exercised during the one-year period following the date of grant, after which time one-third of the options may be exercised in each of the next three years on a cumulative basis. For executives, 50 per cent of the options are “performance-based” and their award is tied to the Company’s Total Shareholder Return (TSR). For the performanced-based options to vest, the Company’s three-year TSR must exceed the average of the Corporation’s comparator group at the end of the three-year period after being granted. If the Corporation’s TSR does not meet the target, the Long-Term Incentive Subcommittee of the Management Resources and Compensation Committee may determine, in its sole discretion, that all or a portion of the options granted shall vest. If these options vest, they must be exercised within seven years of the date of vesting.

At December 31, 2003, the Company had 8,241,898 shares reserved to meet outstanding options for the purchase of Common Shares.

During 2003, the Canadian Institute of Chartered Accountants amended Section 3870 “Stock-Based Compensation and Other Stock-Based Payments.” This pronouncement requires expensing of stock options effective for fiscal years beginning on or after January 1, 2004. The Company has chosen early adoption of the pronouncement on a prospective basis, which has resulted in a full-year charge of $12 million and a corresponding amount recorded as contributed surplus in 2003.

In 2003, the Company granted 1,644,000 options with an exercise price of $46.00 and 30,000 options with an exercise price of $47.75. Of the 2003 options, 250,000 are performance-based. The fair value of the options granted in 2003 was estimated using the Black-Scholes model with the following assumptions: risk-free interest rate of 4.79 per cent, expected life of six years, volatility of 21.9 per cent and a dividend yield of 1.57 per cent.

For options granted in 2002, had the Company included the effects of stock-based compensation in earnings for 2003, after-tax earnings and basic earnings per share would have decreased by $8 million (2002 — $8 million) to $802 million (2002 — $553 million) or by $0.03 (2002 — $0.03) to $2.92 (2002 — $2.00), respectively. No effect was included for awards granted prior to January 1, 2002.

On February 4, 2003, the Company announced its intention to make a normal course issuer bid to repurchase for cancellation up to two per cent of its 275,908,920 Common Shares issued and outstanding as at January 27, 2003. The purpose of the bid was to counter dilution of Common Shares under its employee stock option program. The bid began on February 7, 2003, and ended on February 6, 2004. In 2003, 1,370,900 shares were repurchased and cancelled at market prices for a total cost of $71 million.

50  SHELL CANADA LIMITED  Notes to Consolidated Financial Statements

COMMON SHARES		2003			2002			2001

	Shares	($ millions	)	Shares	($ millions	)	Shares	($ millions	)

Balance at beginning of year	275 908 290	468		275 514 500	459		275 274 286	454
Activity during year
Options exercised	504 769	15		393 790	9		240 214	5
Normal course issuer bid	(1 370 900)	(3)		—	—		—	—

Balance at year-end	275 042 159	480		275 908 290	468		275 514 500	459

A summary of the status of the Company’s stock option plans as at December 31, 2003, 2002 and 2001, and changes during the years ending on those dates is presented below:

STOCK OPTIONS		2003			2002			2001

		Weighted			Weighted			Weighted
		Average			Average			Average
	Options	Exercise Price		Options	Exercise Price		Options	Exercise Price
	(thousands )	(dollars	)	(thousands )	(dollars	)	(thousands )	(dollars	)

Outstanding at beginning of year	4 777	34.22		3 616	28.48		2 560	23.71
Granted	1 674	46.03		1 567	44.70		1 311	36.50
Exercised	(505)	29.55		(394)	22.78		(240)	21.61
Forfeited	(73)	33.61		(12)	39.73		(15)	32.01

Outstanding at year-end	5 873	38.00		4 777	34.22		3 616	28.48

Options exercisable at year-end	2 808			1 958			1 587

Stock options outstanding at December 31, 2003:

	Options Outstanding						Options Exercisable

			Weighted
			Average		Weighted				Weighted
	Number		Remaining		Average		Number		Average
	Outstanding		Contractual		Exercise Price		Exercisable		Exercise Price
Exercise Price	(thousands	)	Life (years	)	(dollars	)	(thousands	)	(dollars	)

$12 - $21	333		2.2		15.49		333		15.49
$21 - $30	692		4.5		22.56		692		22.56
$30 - $39	1 681		6.6		34.86		1 204		34.20
$39 - $48	3 167		8.5		45.40		579		44.70

$12 - $48	5 873		7.1		38.00		2 808		31.28

Notes to Consolidated Financial Statements  SHELL CANADA LIMITED  51

4.	INCOME TAX

The income tax provisions included in the determination of earnings are developed by applying Canadian federal and provincial statutory tax rates to pretax earnings, with adjustments as set out in the table below.

The future income tax liability is substantially all related to the excess carrying value of property, plant and equipment over the associated tax basis.

The Corporation has $142 million in capital losses for which no future income tax benefit has been recognized.

($ millions except as noted)	2003	2002	2001

Earnings before income tax	1 208	869	1 583
Basic corporate tax rate (%)	38.4	40.8	42.2

Income tax at basic rate	464	355	667

Increase (decrease) resulting from:
Crown royalties and other payments to provinces	107	83	132
Resource allowance and other abatement measures	(82)	(99)	(146)
Manufacturing and processing credit	(3)	(14)	(30)
Changes in income tax rates	(68)	(17)	(33)
Capital losses not previously recognized	(10)	—	—
Other, including revisions in previous tax estimates	(10)	—	(17)

Total	398	308	573

5.	TAXES, ROYALTIES AND OTHER

The following amounts were included in the determination of earnings:

($ millions)	2003	2002	2001

Items reported separately:
Income tax	398	308	573
Items included in sales or other operating revenues or in operating, selling and general expenses:
Crown royalties and mineral taxes	289	193	303
Royalties paid to private leaseholders	64	41	68
Other taxes	84	51	49
Research and development expense	10	6	5

Total	845	599	998

52  SHELL CANADA LIMITED  Notes to Consolidated Financial Statements

6.	LONG-TERM DEBT

($ millions)	Issued	Maturity	2003	2002	2001

Medium-Term Notes
Floating rate notes [1]	Feb 14, 2002	Dec 15, 2004	237	250	—
Floating rate notes [2]	Mar 22, 2002	Mar 15, 2004	140	140	—
Floating rate notes	Mar 22, 2002	Jun 15, 2004	105	105	—
Floating rate notes [3]	Sep 24, 2002	Sep 24, 2004	150	150	—
Floating rate notes	Sep 24, 2002	Sep 24, 2004	100	100	—
Capital leases		varying dates	4	180	121

			736	925	121
Included in current liabilities			(734)	(402)	(2)

Total			2	523	119

[1]	On December 15, 2003, floating rate notes totalling $237 million were extended by the holders for an additional one-year term.
[2]	These floating rate notes may be extended, at the holders’ option, for an additional one-year term.
[3]	On September 24, 2003, floating rate notes totalling $150 million were extended by the holders for an additional one-year term.

Under the Medium Term Note (MTN) Shelf Prospectus filed in December 2001, the Corporation issued five tranches of floating rate notes totalling $745 million in 2002. In 2003, extension options for two tranches initially totalling $400 million were exercised, resulting in $387 million being extended for an additional year. The balance of the unextended notes was refinanced under the Corporation’s commercial paper program. Interest on the floating rate notes is paid quarterly at rates that range from 10 to 17 basis points above the three-month Canadian Dollar Offer Rate.

In November 2003, repayment of the capital lease relating to the hydrogen manufacturing unit used in the Athabasca Oil Sands Project reduced capital leases by $184 million.

Repayments of obligations necessary during the next five years are as follows: $ 734 million in 2004 $ 1 million in 2005 $ 1 million in 2006 Nil in 2007 Nil in 2008

7.	SITE RESTORATION AND OTHER LONG-TERM OBLIGATIONS

($ millions)	2003	2002	2001

Site restoration [1]	73	66	68
Other employee future benefits	128	121	113
Other obligations	20	25	35

	221	212	216
Included in current liabilities	(17)	(19)	(21)

Total	204	193	195

[1]	Site restoration expenditures for 2003 were $10 million (2002 — $8 million; 2001 — $16 million).

Notes to Consolidated Financial Statements  SHELL CANADA LIMITED  53

8.	FINANCIAL INSTRUMENTS

	Notional Fair Value[1]			Unrealized Gain (Loss)[2]

($ millions)	2003	2002	2001	2003	2002	2001

Commodity contracts	37	80	20	2	1	(19)
Foreign exchange contracts	29	11	44	(2)	—	1

	Notional Fair Value[1]			Unrealized Gain (Loss)[2]

($ millions)	2003	2002	2001	2003	2002	2001

Long-term debt [3]	733	745	—	732	745	—

[1]	Notional fair value is the product of the contract volume and the mark-to-market forward price. Purchase and sales positions have not been offset. Amounts disclosed represent the sum of the absolute values of the positions. The reported amounts of financial instruments such as cash equivalents, marketable securities and short-term debt approximate fair value.

[2]	Unrealized gain or loss represents the gain or loss the Corporation would incur if the contract was liquidated at December 31.
[3]	Long-term debt includes the current portion.

The Corporation uses commodity contracts to reduce the risk of price fluctuations of some commodities. Over-the-counter contracts with terms generally no longer than one year are used. At December 31, commodity contracts outstanding were:

	2003		2002		2001

($ millions except as noted)	Face Value	Volume [4]	Face Value	Volume [4]	Face Value	Volume [4]

Crude oil and refined products commitments	35	943	79	1 683	6	294
Electricity commitments	—	3	—	3	33	356

[4]	Crude oil and refined product volumes are expressed as thousands of barrels and electricity is denoted in thousands of megawatt hours.

A portion of the Corporation’s cash flow is in U.S. dollars. The U.S. dollar receipts are less than U.S. dollar disbursements primarily due to the cost of foreign crude cargoes exceeding U.S. dollar denominated product sales. The resulting net shortage of U.S. dollars is funded through U.S. dollar spot, forward and swap contracts. These instruments generally mature in less than 30 days. U.S. dollar requirements for significant capital projects and some marketing transactions are funded through forward contracts with maturities generally of less than one year.

Non-performance by the other parties to the financial instruments exposes the Corporation to credit loss. The counterparties for most of the commodity contracts are affiliates of The Royal Dutch/Shell Group of Companies. Other financial instrument contracts are generally with domestic and international banks or corporations, all with credit ratings of “A” or better. There is no significant concentration of credit risk and Shell does not anticipate non-performance by the counterparties.

54  SHELL CANADA LIMITED  Notes to Consolidated Financial Statements

9.	EMPLOYEE FUTURE BENEFITS

Employees initially participate in the defined contribution segment of the Corporation’s pension plan. After meeting certain service and age requirements, employees can elect to participate in the defined benefit segment of the pension plan. Benefits from these segments are either partially or fully paid by the Company and are based on years of service and final average earnings. In addition to the pension plan, life insurance and supplementary health and dental coverage benefits are provided to retirees.

ACCRUED BENEFIT OBLIGATION ($ millions)	2003		2002		2001

	Pension	Other	Pension	Other	Pension	Other
	Benefits	Benefits	Benefits	Benefits	Benefits	Benefits

Accrued benefit obligation as at January 1	1 809	163	1 730	150	1 548	135
Current service cost	28	1	27	2	24	2
Interest cost	117	10	112	10	98	9
Actuarial loss	10	3	42	1	59	(3)
Transfers	19	—	16	—	15	—
Benefits paid	(126)	(7)	(123)	(7)	(120)	(7)
Change in assumptions	141	18	5	7	106	14
Plan amendments	—	(6)	—	—	—	—

Accrued benefit obligation as at December 31	1 998	182	1 809	163	1 730	150

Included in the above pension benefits are unfunded amounts for the supplemental pension obligations of $111 million (2002 — $105 million; 2001 — $92 million) and $30 million (2002 — $30 million; 2001 — $32 million) for the spousal pension obligations.

PLAN ASSETS ($ millions)	2003		2002		2001

Plan assets as at January 1	1 648	—	1 786	—	1 944	—
Actual return on plan assets	194	—	(67)	—	(49)	—
Employer contributions	51	7	33	7	8	7
Employee contributions	2	—	2	—	2	—
Transfers	19	—	22	—	5	—
Benefits paid	(126)	(7)	(123)	(7)	(120)	(7)
Expenses	(6)	—	(5)	—	(4)	—

Fair value as at December 31	1 782	—	1 648	—	1 786	—

Funded status — surplus (deficit)	(216)	(182)	(161)	(163)	56	(150)
Unamortized net losses	761	36	710	15	474	16
Unamortized transitional (asset) obligation[1]	(179)	18	(215)	27	(251)	30

Accrued benefit asset (obligation)	366	(128)	334	(121)	279	(104)

[1]	Unrecorded assets are amortized over the expected average remaining service period of active employees, which is currently eight years (2002 — nine years; 2001 — nine years).

(INCOME) EXPENSE ($ millions)	2003		2002		2001

Current service cost	28	1	27	2	24	2
Employee contributions	(2)	—	(2)	—	(2)	—
Interest cost	117	10	112	10	98	9
Expected return on plan assets	(131)	—	(145)	—	(143)	—
Amortization of transitional (asset) obligation	(36)	3	(36)	3	(36)	3
Amortization of net actuarial loss	43	—	16	—	—	—

Net (income) expense	19	14	(28)	15	(59)	14
Defined contribution segment	12	—	11	—	10	—

Total	31	14	(17)	15	(49)	14

Notes to Consolidated Financial Statements  SHELL CANADA LIMITED  55

9.	EMPLOYEE FUTURE BENEFITS (continued)

ASSUMPTIONS (per cent)	2003		2002		2001

Discount rate	6.0	6.0	6.6	6.6	6.6	6.6
Long-term rate of return on plan assets	7.5	—	8.0	—	8.0	—
Rate of compensation growth	3.2	3.2	3.1	3.1	3.5	3.5

For the purpose of measuring the expected cost of other benefit plans, a 7.6 per cent annual rate of increase in the per capita cost of covered health care benefits was assumed for 2004, decreasing each year to a rate of four per cent in 2012 and thereafter.

ASSUMPTIONS SENSITIVITIES ($ millions)	One per cent increase	One per cent decrease

Discount rate
Effect on pension benefit expense	(23)	25
Effect on accrued benefit obligation	(222)	275
Long-term rate of return on plan assets
Effect on pension benefit expense	(19)	19
Rate of compensation growth
Effect on pension benefit expense	7	(6)
Effect on accrued benefit obligation	35	(31)
Health care cost trend rate
Effect on current service and interest cost	2	(1)
Effect on accrued benefit obligation	19	(16)

10.	TRANSACTIONS WITH AFFILIATED COMPANIES

In the course of its regular business activities, Shell Canada enters into routine transactions with affiliates. Such transactions are at commercial rates. The following transactions occurred with Shell International Trading Company and other affiliates of The Royal Dutch/Shell Group of Companies as at December 31:

($ millions)	2003	2002	2001

Purchases of crude oil, petroleum products, chemicals and services	2 707	1 854	1 802
Amounts payable in respect of such purchases	228	220	84
Sales of natural gas, petroleum products and chemicals	1 609	1 154	1 400
Amounts receivable in respect of such sales	138	133	99

The only material product purchase is crude oil, which comprises 88 per cent of total purchases from affiliated companies.

In December 2002, Shell Canada completed a transaction with Shell Global Solutions International B.V. regarding the global Oil Products manufacturing cost-sharing agreement. This transaction resulted in a $19 million after-tax gain.

56  SHELL CANADA LIMITED  Notes to Consolidated Financial Statements

11.	COMMITMENTS AND CONTINGENCIES

At December 31, 2003, the Corporation had non-cancellable operating and other long-term commitments with an initial or remaining term of one year or more. Future minimum payments under such commitments are estimated to be:

	Operating		Other Long-Term
($ millions)	Commitments	[1]	Commitments	[2]

2004	75		778
2005	79		656
2006	65		633
2007	62		618
2008	74		412
thereafter	241		6 067	[3]

[1]	These operating commitments cover leases of service stations, mine equipment, office space and other facilities.
[2]	The Corporation has substantial commitments for use of facilities or services and supply and processing of products all made in the normal course of business.
[3]	Based on current year pricing, this amount includes an Oil Products commitment to purchase $4 billion of certain feedstocks from the Athabasca Oil Sands Project (AOSP) joint venture participants, $1.3 billion for various pipeline charges and $0.8 billion of AOSP utilities and hydrogen commitments.

The Corporation has a leasing arrangement for large mobile equipment (trucks, scrapers and shovels) in use at the Muskeg River Mine. In order to secure attractive leasing terms, a guarantee has been provided to the lessor, which is payable when the equipment is returned to the lessor. At December 31, 2003, the Corporation’s share of the maximum payable under the guarantee was $117 million. However, any proceeds received from the sale of the equipment would offset any payment required under the guarantee. The guarantee is in place for the equipment lease term, which will continue for the next one to six years.

As part of an aircraft leasing arrangement, the Corporation has provided a residual value guarantee to the lessor, which is payable when the aircraft is returned. The maximum amount payable under the guarantee at December 31, 2003, was $12 million. However, proceeds from the sale of the aircraft would largely offset any payment required under the guarantee.

In 2002, the Corporation was served with a motion to commence a class action suit regarding the Company’s pension plan. The claim challenges the Corporation’s right to take contribution holidays on the defined benefit segment when the plan is in a surplus position. The claim demands that Shell contribute approximately $100 million to the pension plan. In counsels’ opinion, the claimant is not likely to be successful on this claim.

Other lawsuits are pending against the Corporation. Actual liability with respect to these lawsuits is not determinable, but management believes, based on counsels’ opinions, that any potential liability will not materially affect the Corporation’s financial position.

Notes to Consolidated Financial Statements  SHELL CANADA LIMITED  57

12.	SALE OF ACCOUNTS RECEIVABLE

The Board of Directors has approved a $600 million accounts receivable securitization program. During 2003, the Corporation increased the receivables sold under this program to $581 million.

The Corporation has not retained any beneficial ownership interest in the sold assets and received proceeds that approximated their fair value. The assets were sold on a fully serviced basis and the Corporation has estimated that the servicing liability is insignificant.

13.	EARNINGS PER SHARE

($ millions)	2003	2002	2001

Earnings ($ millions)	810	561	1 010
Weighted average number of Common Shares (millions)	275	276	275
Dilutive securities (millions)
Options on long-term incentive plan [1]	2	2	2
Basic earnings per share (dollars) [2]	2.95	2.03	3.67
Diluted earnings per share (dollars) [3]	2.92	2.02	3.65

[1]	The amount shown is the net number of Common Shares outstanding after the notional exercise of the share options and the cancellation of the notionally repurchased Common Shares as per the treasury stock method.

[2]	Basic earnings per share is the earnings divided by the weighted average number of Common Shares.
[3]	Diluted earnings per share is the earnings divided by the aggregate of the weighted average number of Common Shares plus the dilutive securities.

58  SHELL CANADA LIMITED  Notes to Consolidated Financial Statements

SUPPLEMENTAL OIL PRODUCTS DISCLOSURE

Year ended December 31 (unaudited)

PRODUCTION (thousands of cubic metres/day)	2003	2002	2001	2000	1999

Crude oil processed by Shell refineries
Montreal East (Quebec)	18.2	17.9	18.2	18.6	17.0
Sarnia (Ontario)	10.1	10.1	10.6	10.0	9.9
Scotford (Alberta ) [1]	14.6	13.4	14.9	14.5	14.9

Total	42.9	41.4	43.7	43.1	41.8

Rated refinery capacity at year-end
Montreal East (Quebec)	19.4	20.7	20.7	20.7	20.7
Sarnia (Ontario)	11.4	11.4	11.4	11.4	11.4
Scotford (Alberta)	18.2	15.5	15.5	15.3	15.3

Total	49.0	47.6	47.6	47.4	47.4

SALES (thousands of cubic metres/day)	2003	2002	2001	2000	1999

Gasolines	20.9	20.8	20.8	20.6	20.8
Middle distillates	17.9	16.7	16.6	17.6	17.1
Other products	6.9	6.9	7.5	7.2	7.1

Total	45.7	44.4	44.9	45.4	45.0

	2003	2002	2001	2000	1999

Refinery utilization (per cent) [2]	90	87	92	91	88
Earnings per litre (cents) [3]	2.1	1.2	2.4	2.1	0.9

[1]	Crude oil processed by Shell refineries includes upgrader feedstock supplied to Scotford Refinery.
[2]	Refinery utilization equals crude oil processed by Shell refineries divided by total capacity of Shell refineries, including capacity uplifts at Scotford Refinery due to processing of various streams from the upgrader.

[3]	Oil Products earnings per litre equals Oil Products earnings after-tax divided by total Oil Products sales volumes.

Supplemental Oil Products Disclosure  SHELL CANADA LIMITED  59

SUPPLEMENTAL RESOURCES DISCLOSURE

Year ended December 31 (unaudited)

PRODUCTION	2003	2002	2001	2000	1999

Natural gas (millions of cubic feet/day)
Gross	562	610	614	593	562
Net	467	474	498	482	473
Ethane, propane and butane (thousands of barrels/day)
Gross	26.7	27.9	28.8	30.2	30.4
Net	21.3	21.1	22.5	23.9	25.3
Condensate (thousands of barrels/day)
Gross	16.8	19.7	22.3	23.2	23.6
Net	13.1	13.9	17.2	17.7	18.7
Bitumen (thousands of barrels/day)
Gross	9.2	8.9	4.5	4.2	6.1
Net	9.1	8.7	4.4	4.0	5.7
Crude oil (thousands of barrels/day)
Gross	—	—	—	—	13.6
Net	—	—	—	—	11.1
Sulphur (thousands of long tons/day)
Gross	5.9	6.1	6.1	6.5	6.6

Gross production includes all production attributable to Shell’s interest before deduction of royalties; net production is determined by deducting royalties from gross production.

SALES [1]	2003	2002	2001	2000	1999

Natural gas — gross (millions of cubic feet/day)	555	598	608	585	552
Ethane, propane and butane — gross (thousands of barrels/day)	44.5	46.4	47.4	54.0	53.1
Condensate — gross (thousands of barrels/day)	17.0	22.0	24.9	27.9	30.1
Bitumen — gross (thousands of barrels/day)	13.9	12.8	6.8	6.5	9.1
Crude oil — gross (thousands of barrels/day)	—	—	—	—	1.7
Sulphur — gross (thousands of long tons/day)	10.7	9.5	8.2	9.1	9.3

[1]	Sales volumes are sourced from own production, inventory and brokered third party sales. Prior years have been restated to conform to the current year presentation.

PRICES	2003	2002	2001	2000	1999

Natural gas average plant gate netback price ($/mcf)	6.46	4.01	5.75	4.74	2.69
Ethane, propane and butane average field gate price ($/bbl)	25.48	19.53	24.22	22.75	12.91
Condensate average field gate price ($/bbl)	41.13	37.72	38.23	42.62	24.90
Crude oil average field gate price ($/bbl)	—	—	—	—	24.97

60  SHELL CANADA LIMITED  Supplemental Resources Disclosure

EXPLORATION AND
DEVELOPMENT WELLS DRILLED	2003		2002		2001		2000		1999

	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net

Exploration
Gas	3	1	2	1	2	1	2	1	1	—
Dry	5	4	3	2	4	2	3	2	15	13

	8	5	5	3	6	3	5	3	16	13

Development
Gas	7	4	11	8	10	7	16	8	9	7
Bitumen	—	—	17	17	16	16	—	—	—	—
Oil	—	—	—	—	—	—	—	—	2	1
Dry	1	1	—	—	—	—	1	1	2	1

	8	5	28	25	26	23	17	9	13	9

Total wells drilled	16	10	33	28	32	26	22	12	29	22

Wells in progress	10	7	8	5	16	14	8	5	10	3

Exploration wells — Wells drilled either in search of new and as yet undiscovered pools of oil or gas, or with the expectation of significantly extending the limits of established pools. All other wells are development wells.

PRODUCTIVE WELLS	2003		2002		2001		2000		1999

	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net

Gas wells
Alberta	294	252	292	248	277	240	254	220	242	213
British Columbia	1	1	—	—	—	—	—	—	—	—
Nova Scotia	15	5	13	4	12	4	11	3	2	1

	310	258	305	252	289	244	265	223	244	214

Bitumen wells
Alberta	58	58	58	58	41	41	52	52	95	95

	58	58	58	58	41	41	52	52	95	95

Total productive wells	368	316	363	310	330	285	317	275	339	309

Productive wells — Producing and non-unitized wells capable of producing.

Gross wells — The number of wells in which Shell Canada has a working interest.

Net wells — The aggregate of the numbers obtained by multiplying each gross well by the percentage working interest of Shell Canada therein, rounded to the nearest whole number.

Supplemental Resources Disclosure  SHELL CANADA LIMITED  61

RESERVES

The Corporation’s reserves disclosure and related information have been prepared in reliance on a decision of the applicable Canadian securities regulatory authorities under National Instrument 51-101 — Standards of Disclosure for Oil and Gas Activities (NI 51-101), which permits the Corporation to present this disclosure in accordance with the applicable requirements of the United States Financial Accounting Standards Board (FASB) and the United States Securities and Exchange Commission (SEC). This disclosure differs from the corresponding information required by NI 51-101. If Shell Canada had not received the decision, the Corporation would be required to disclose proved plus probable reserves, estimates based on forecasted prices and costs and information relating to future net revenues using forecasted prices and costs. Shell Canada has determined that there would be no material difference between the reserves estimates determined using NI 51-101 and the FASB/SEC guidelines.

Reserves estimates are prepared by the Corporation’s internal qualified reserves evaluators. No independent qualified reserves evaluator or auditor was involved in the preparation of the Corporation’s reserves data. However, due to the significance of the Sable Offshore Energy Project (SOEP) revision, an independent third party also performed an evaluation of SOEP reserves. This independent evaluation confirmed Shell’s internally prepared reserves estimates.

Reserves Quantity Information Estimation of reserves quantities is based on established geological and engineering principles and involves judgmental interpretation of reservoir data. These estimates are subject to revision as additional information from drilling, seismic, production performance and technology becomes available, as economic and operating conditions change, or as properties are divested or acquired. The difference between the gross and net reserves is the volume dedicated to meet royalty payments over the life of the reserves. The net reserves in the table below have been calculated on the basis of royalty rates and economic conditions in place as at year-end. Shell Canada’s estimated proved reserves exclude quantities in the Mackenzie Delta and Arctic Islands, or that otherwise may have been discovered but not yet proven.

OIL, GAS AND OTHER RESERVES

	NATURAL GAS
	(billions of cubic feet)
	2003	2002	2001

Net proved developed and undeveloped reserves
Beginning of year	1 806	2 067	2 495
Revisions of previous estimates	(335)	(97)	(266)
Extensions, discoveries and other additions	34	9	20
Improved recovery methods	30	—	—
Purchases of reserves in place	—	—	9
Sales of reserves in place	—	—	(6)
Production	(170)	(173)	(185)

End of year	1 365	1 806	2 067

Net proved developed reserves

End of year	1 082	1 184	1 614

Gross proved developed and undeveloped reserves

End of year	1 775	2 198	2 499

Gross proved developed reserves

End of year	1 415	1 511	1 970

Proved reserves — Estimated quantities of natural gas, natural gas liquids, bitumen and sulphur that geological engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs. These estimates are based on existing economic and operating conditions (prices, costs, royalties and income taxes) as at year-end.

Proved developed reserves — Reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.

62  SHELL CANADA LIMITED  Supplemental Resources Disclosure

Natural Gas Net natural gas reserves decreased by 441 billion cubic feet (bcf) due mainly to a significant downward revision at SOEP of 290 bcf and production of 170 bcf. The SOEP reserves reduction stems from a revaluation of infill drilling potential in the Tier 1 fields and the incorporation of new information from seismic and recent drilling results from the Tier 2 Alma, South Venture and Glenelg fields. In Western Canada, net additions of 64 bcf were realized through successful wells in the Foothills region and the installation of compression facilities for the Waterton and Jumping Pound/ Moose areas.

Natural Gas Liquids Net reserves of natural gas liquids decreased by 28 million barrels in 2003, reflecting the impact of the reassessment of SOEP raw gas reserves and production during the year. Net reserves of ethane, propane and butane declined by 16 million barrels in 2003 and condensate reserves fell by 12 million barrels.

Bitumen Net proved bitumen reserves decreased by 16 million barrels owing to production during the year and a reserves revision resulting from the deferral of the next phase of well pads at Peace River, which will impact the total anticipated production to be extracted from the existing facility during its expected life.

Sulphur Net sulphur reserves declined by one million long tons during 2003 due to production during the year, offset slightly by positive reserves revisions and additions in the Foothills region.

NATURAL GAS LIQUIDS			BITUMEN			SULPHUR
(millions of barrels)			(millions of barrels)			(millions of long tons)
2003	2002	2001	2003	2002	2001	2003	2002	2001

105	123	142	183	190	184	14	16	18
(17)	(5)	(4)	(13)	(4)	8	1	—	—
1	—	—	—	—	—	—	—	—
1	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—
(13)	(13)	(15)	(3)	(3)	(2)	(2)	(2)	(2)

77	105	123	167	183	190	13	14	16

69	83	111	27	30	24	12	14	15

95	121	143	182	188	192	15	16	18

85	99	130	27	31	25	14	15	16

Proved undeveloped reserves — Reserves that are expected to be recovered from new wells on undrilled acreage adjacent to producing acreage, or from existing wells where further significant expenditure is required.

Gross proved reserves — Reserves estimates before the deduction of royalty interests owned by others.
Net proved reserves — Reserves estimates after deduction of royalties and, therefore, only those quantities that Shell has a right to retain.

Supplemental Resources Disclosure  SHELL CANADA LIMITED  63

SUPPLEMENTAL OIL SANDS DISCLOSURE

Year ended December 31 (unaudited)

PRODUCTION	2003	2002	2001

Bitumen — gross (thousands of barrels/day)	46.3	—	—

SALES [1]

Synthetic crude sales excluding blend stocks (thousands of barrels/day)	46.1	—	—
Purchased upgrader blend stocks (thousands of barrels/day)	17.7	—	—

Total synthetic crude sales (thousands of barrels/day)	63.8	—	—

PRICES

Synthetic crude average plant gate price ($/bbl)	34.18	—	—

[1]	Sales volumes include third party and inter-segment sales.

RESERVES

The Muskeg River Mine development on Lease 13 was designed to access 1.7 billion barrels of bitumen (total project) located in the areas referred to as the East Pit and West Pit to support the production of 155,000 barrels per day over 30 years. In 1999, one billion barrels were classified as proved reserves (600 million Shell share) and 0.5 billion barrels were classified as probable reserves (300 million Shell share). With the benefit of further drilling, Shell has confirmed additional reserves of over 0.5 billion barrels (300 million Shell share) in a third mineable area referred to as the “Sharkbite,” which is readily accessible from the base production facilities. Shell has booked an additional 68 million barrels of proved reserves and 50 million barrels of probable reserves in 2003 to align the initial reserves base, prior to any production, with the 1.7 billion barrel 30-year design life basis. This estimate is before deduction of royalties. Under the Oil Sands Royalty Regime Regulation, royalties depend on project cash flows. Therefore, the calculation of royalties depends on price, production rates, capital costs and operating costs over the life of the Muskeg River Mine and future expansion projects. At 2003 year-end pricing, net reserves would be approximately 90 per cent of gross reserves.

Mineable oil sands reserves are determined in a different manner from conventional oil and gas reserves. In making this determination, Shell Canada follows applicable industry standards, including the Canadian Industry of Mining Standard on Mineral Resources and Reserves — Definitions and Guidelines, published in 2000. The reserves estimates are based upon a detailed geological assessment including drilling and laboratory tests. They also consider current mine plans, planned operating life and regulatory constraints. The current proved plus probable reserves estimate includes only the portion of Lease 13 that represents the development area approved by the Alberta Energy and Utilities Board. The reserves estimate is the actual barrels of bitumen to be shipped for processing at the Scotford Upgrader. No allowance for volume losses during upgrading is required because of the Scotford Upgrader’s hydroconversion upgrading process.

Drilling density is a factor in classifying reserves as either proved or probable. Proved reserves of bitumen are based on drill hole spacing less than 350 metres. Probable reserves of bitumen are based on drill hole spacing less than 700 metres. Classification of both proved and probable reserves of bitumen possesses a high degree of geological certainty and is predicated on the application of the existing proven technology.

64  SHELL CANADA LIMITED  Supplemental Oil Sands Disclosure

The Corporation’s mineable bitumen reserves disclosure and related information have been prepared in reliance on a decision of the applicable Canadian securities regulatory authorities under National Instrument 51-101 — Standards of Disclosure for Oil and Gas Activities (NI 51-101), which permits the Corporation to present this disclosure in accordance with the applicable requirements of the United States Financial and Accounting Standards Board (FASB) and the United States Securities and Exchange Commission (SEC). This disclosure differs from the corresponding information required by NI 51-101. If Shell Canada had not received the decision, the Corporation would be required to disclose reserves estimates based on forecasted prices and costs and information relating to future net revenue using constant and forecast prices and costs. Shell Canada has determined that there would be no material difference between the reserves estimates determined using NI 51-101 and the FASB/SEC guidelines.

Reserves estimates are prepared by the Corporation’s internal qualified reserves evaluators. No independent qualified reserves evaluator or auditor was involved in the preparation of the Corporation’s reserves data.

OIL SANDS RESERVES

	MINEABLE BITUMEN
	(millions of barrels)
	2003	2002	2001

Gross proved reserves
Beginning of year	600	600	600
Revisions of previous estimates	—	—	—
Additions	68	—	—
Production	(17)	—	—

End of year	651	600	600

Gross probable reserves
Beginning of year	300	300	300
Revisions of previous estimates	—	—	—
Additions	50	—	—

End of year	350	300	300

Gross proved and probable reserves	1 001	900	900

Supplemental Oil Sands Disclosure  SHELL CANADA LIMITED  65

LANDHOLDINGS

As at December 31 (unaudited)

	UNDEVELOPED				DEVELOPED
	2003		2002		2003		2002

(thousands of acres)	Gross	Net	Gross	Net	Gross	Net	Gross	Net

Onshore within the provinces
Conventional oil and gas:
Alberta	335	201	415	247	552	385	553	382
British Columbia	152	118	106	97	—	—	—	—
Quebec	5	—	10	—	—	—	—	—
Bitumen:
— mining	90	72	90	72	5	3	5	3
— in situ	85	85	85	85	6	6	6	6

	667	476	706	501	563	394	564	391

Canada Lands
Offshore Nova Scotia	2 749	953	2 467	952	109	34	109	34
Northwest Territories	261	245	252	242	—	—	—	—
Offshore West Coast	13 590	12 845	13 565	12 821	—	—	—	—
Nunavut Territory	5 801	3 100	5 801	3 099	—	—	—	—

	22 401	17 143	22 085	17 114	109	34	109	34

Total	23 068	17 619	22 791	17 615	672	428	673	425

Gross acres include the interests of others; net acres exclude the interests of others.

Developed lands are leases and other forms of title documents issued by owners or legislative authorities that contain a well, or are in close proximity to other lands that contain a well, that has been drilled or completed to a point that would permit production of commercial quantities of oil and gas.

Undeveloped lands are all lands that are not developed and that retain exploration rights.

66  SHELL CANADA LIMITED  Landholdings

SUPPLEMENTAL FINANCIAL DATA

Year ended December 31 (unaudited)

DATA PER COMMON SHARE (dollars except as noted)	2003	2002	2001	2000	1999

Earnings — basic	2.95	2.03	3.67	3.06	2.35
Earnings — diluted	2.92	2.02	3.65	3.05	2.34
Dividends	0.82	0.80	0.80	0.76	0.72
Common shareholders’ equity	20.42	18.39	17.16	14.30	13.25
Common Shares outstanding at year-end (millions)	275	276	276	275	289
Registered shareholders (number at year-end)	2 554	2 643	2 742	2 849	3 001

RATIOS	2003	2002	2001	2000	1999

Return on average common shareholders’ equity (%) [1]	15.2	11.4	23.3	22.2	18.9
Return on average capital employed (%) [2]	13.0	10.1	21.5	20.4	16.7
Common Share dividends as % of earnings [3]	27.9	39.4	21.8	24.9	30.7
Price to earnings ratio [4]	20.8	24.2	12.5	12.8	12.5
Current assets to current liabilities	0.5	0.5	0.7	1.1	1.9
Interest coverage [5]	19.3	18.7	94.1	32.2	24.5
Reinvestment ratio (%) [6]	43.4	186.3	135.6	91.9	87.5
Total debt as % of capital employed [7]	13.6	23.9	6.6	11.3	10.5
Debt to cash flow (%) [8]	50.7	130.1	22.3	39.9	56.6

[1]	Earnings divided by average common shareholders’ equity.
[2]	Earnings plus after-tax interest expense divided by average of opening and closing capital employed. Capital employed is a total of equity, long-term debt and short-term borrowings.
[3]	Common Share dividends paid divided by earnings.
[4]	Closing share price at December 31 divided by earnings per share.
[5]	Pretax earnings plus interest expense divided by interest expense.
[6]	Capital, exploration and investment expenditures divided by cash flow from operations.
[7]	Total debt divided by total debt plus equity.
[8]	Total debt divided by cash flow from operations.

EMPLOYEES	2003	2002	2001	2000	1999

Employees (number at year-end)	3 850	3 825	3 674	3 392	3 431

Supplemental Financial Data  SHELL CANADA LIMITED  67

QUARTERLY FINANCIAL AND STOCK–TRADING INFORMATION

	2003								2002

(unaudited)	Quarter							Total	Quarter				Total
($ millions except as noted)	1st		2nd		3rd		4th	Year	1st	2nd	3rd	4th	Year

	(restated	)[1]	(restated	)[1]	(restated	)[1]
Earnings
Sales and other operating revenues	2 391		2 006		2 217		2 233	8 847	1 462	1 734	1 969	2 149	7 314
Expenses	2 037		1 791		1 841		1 970	7 639	1 311	1 637	1 728	1 769	6 445

Earnings before income tax	354		215		376		263	1 208	151	97	241	380	869
Income tax	141		40		144		73	398	58	24	93	133	308

Earnings	213		175		232		190	810	93	73	148	247	561

Segmented Earnings
Resources	203		199		128		88	618	78	66	91	152	387
Oil Sands	(105)		(68)		12		19	(142)	—	—	—	(5)	(5)
Oil Products	116		53		104		72	345	21	10	59	108	198
Corporate	(1)		(9)		(12)		11	(11)	(6)	(3)	(2)	(8)	(19)

Earnings	213		175		232		190	810	93	73	148	247	561

Per Common Share (dollars)
Earnings — basic	0.77		0.64		0.84		0.69	2.95	0.34	0.26	0.54	0.89	2.03
Earnings — diluted	0.77		0.63		0.84		0.69	2.92	0.33	0.26	0.53	0.89	2.02
Cash dividends	0.20		0.20		0.20		0.22	0.82	0.20	0.20	0.20	0.20	0.80

Weighted average shares (millions)	276		275		275		275	275	276	276	276	276	276
Dilutive securities (millions)	1		2		2		2	2	5	2	2	1	2

Share prices (dollars) [2]
High	50.15		54.75		54.60		62.28	62.28	57.90	58.99	56.80	52.28	58.99
Low	45.00		46.58		51.00		50.68	45.00	43.35	50.01	46.59	43.27	43.27
Close (end of period)	49.25		52.63		53.31		61.25	61.25	57.26	55.05	51.31	49.20	49.20
Shares traded (thousands) [2]	10 076		5 645		4 772		7 237	27 730	5 360	4 940	7 598	9 842	27 740

[1]	During 2003, the Canadian Institute of Chartered Accountants amended Section 3870 “Stock-Based Compensation and Other Stock-Based Payments.” This pronouncement requires expensing of stock options effective for fiscal years beginning on or after January 1, 2004. In the fourth quarter of 2003, the Company chose early adoption of the pronouncement on a prospective basis and prior quarters have been restated.

[2]	Toronto Stock Exchange quotations.

68  SHELL CANADA LIMITED  Quarterly Financial and Stock-Trading Information

CORPORATE DIRECTORY AND BOARD OF DIRECTORS

OFFICERS (all in Calgary)

LINDA Z. COOK
President and Chief Executive Officer

CATHY L. WILLIAMS
Chief Financial Officer

VICE PRESIDENTS

NEIL J. CAMARTA
Senior Vice President, Oil Sands

H. IAN KILGOUR
Senior Vice President, Resources

DAVID M. WESTON
Senior Vice President, Oil Products

HAROLD W. LEMIEUX
Vice President, General Counsel and Secretary

R. TERRY BLANEY
Vice President, Marketing

GRAHAM BOJÉ
Vice President, Manufacturing and Supply

ROB W.P. SYMONDS
Vice President, Foothills

TIMOTHY J. BANCROFT
Vice President, Sustainable Development,
Technology and Public Affairs

SAM SPANGLET
Vice President, Operations, Oil Sands

TREASURER

GARY N. STEWART

CONTROLLER

MATTHEW B. HANEY

 BOARD OF DIRECTORS

 DEREK H. BURNEY OC
 President and Chief Executive Officer
 CAE Inc.
 Toronto, Ontario

 LINDA Z. COOK
 President and Chief Executive Officer
 Shell Canada Limited
 Calgary, Alberta

 IDA J. GOODREAU
 President and Chief Executive Officer
 Vancouver Coastal Health Authority
 Vancouver, British Columbia

 KERRY L. HAWKINS
 President
 Cargill Limited
 Winnipeg, Manitoba

 DAVID W. KERR
 Chairman and Director
 Noranda Inc.
 Toronto, Ontario

 W. ADRIAN LOADER
 Director,
 Strategic Planning,
 Sustainable Development and External Affairs
 Shell International Ltd.
 Guildford, United Kingdom

 JOHN D. McNEIL
 Company Director
 Toronto, Ontario

 RONALD W. OSBORNE
 Company Director
 Toronto, Ontario

 RAYMOND ROYER OC
 President and Chief Executive Officer
 Domtar Inc.
 Ile Bizard, Quebec

 NANCY C. SOUTHERN
 President and Chief Executive Officer
 ATCO Ltd. and Canadian Utilities Limited
 Calgary, Alberta

 JEROEN VAN DER VEER
 President and Managing Director
 Royal Dutch Petroleum Company
 Wassenaar, the Netherlands

Corporate Directory and Board of Directors  SHELL CANADA LIMITED  69

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Company’s corporate governance practices meet or exceed the guidelines recommended by the Toronto Stock Exchange (TSX) for effective corporate governance. These practices are also consistent with the revisions to the TSX guidelines proposed in 2002, the Canadian Securities Administrators recently proposed Multilateral Instrument 58-101 Disclosure of Corporate Governance Practice, and the relevant provisions of the U.S. Sarbanes-Oxley Act of 2002 and the U.S. Securities and Exchange Commission regulations.

A complete description of the Company’s approach to corporate governance is set out in Appendix 2 to the Company’s Management Proxy Circular dated March 11, 2004, entitled “Statement of Corporate Governance Practices,” a copy of which is posted on the Company’s Web site at www.shell.ca.

Responsibilities

The Board of Directors supervises the business and affairs of the Company in a stewardship role. The day-to-day management is delegated to the officers of the Company. Any responsibilities that have not been delegated to the officers or to a committee of the Board remain with the Board.

Composition

The Board is currently composed of 11 directors. Ten of the 11 directors are unrelated to the Company, as defined in the TSX guidelines. L.Z. Cook, President and Chief Executive Officer, is an inside director, and J. van der Veer and W.A. Loader are related to the significant shareholder. Eight of the 11 directors are outside directors who have no interests in or relationships with either the Company or the significant shareholder. The Board believes this fairly reflects the investment of minority shareholders. Ten directors will be nominated for election at the Annual and Special Meeting of Shareholders in April 2004.

Independence

The Chairman of the meetings of the Board is a separate role from the President and Chief Executive Officer. All members of the committees are outside directors and not related to the Company or its significant shareholder.

Committees

The Board has three committees: the Audit Committee, the Nominating and Governance Committee, and the Management Resources and Compensation Committee. A summary of the committee mandates follows on pages 72 and 73.

70  SHELL CANADA LIMITED  Statement of Corporate Governance Practices

Compensation

The Nominating and Governance Committee reviews the adequacy and form of compensation of directors in light of the risks and responsibilities involved in being a director. Directors’ compensation includes minimum share ownership requirements. The Management Resources and Compensation Committee approves the annual compensation for the President and Chief Executive Officer and her senior executives, including stock option and incentive programs. Further details are set out in the Report on Executive Compensation in the Management Proxy Circular.

Controls

The effectiveness of the Company’s internal control processes and management information systems is continually assessed. The Audit Committee is supported by a management assurance committee that oversees a range of appraisal mechanisms, including business control audits, health, safety and environment audits, asset integrity reviews and self-assessments.

Conduct

The Board expects management to manage the business of the Company in a manner that enhances shareholder value, consistent with the highest level of integrity and within the law. The Board adopted a Statement of General Business Principles and Code of Ethics, which applies to all employees in their conduct of the Company’s business. The text of the Statement of General Business Principles and Code of Ethics has been posted on the Company’s Web site at www.shell.ca. The Company has established procedures for reporting employee concerns regarding accounting or auditing matters or breaches of the code of ethics to management, the Company’s controller, the Audit Committee or on an anonymous basis to the Ombuds office.

Information

The Board has adopted a corporate disclosure policy based on the Canadian Securities Administrators’ National Policy 51-201 Disclosure Standards and the TSX’s Policy Statement on Timely Disclosure and Electronic Communications Disclosure Guidelines. A copy of the Company’s policy can be found on the Company’s Web site at www.shell.ca.

Communications

The Company issues quarterly financial press releases and various other releases throughout the year. Other means of communication include the annual report and the Company’s Web site. The Investor Relations manager and senior management communicate with significant shareholders, institutional investors and the financial community. The Company’s transfer agent or the Corporate Secretary’s department responds to shareholders’ account inquiries. Shareholders and the public receive a response from the Public Affairs department, the Investor Relations department, the Corporate Secretary’s department or the appropriate member of senior management.

Statement of Corporate Governance Practices  SHELL CANADA LIMITED  71

AUDIT COMMITTEE

The members of the Audit Committee are K.L. Hawkins (Chairman), I.J. Goodreau, D.W. Kerr, J.D. McNeil, R.W. Osborne and R. Royer.

The committee’s mandate includes:

■	reviewing the annual audited financial statements and the Auditors’ Report prior to submission to the Board for approval;

■	reviewing all quarterly interim financial reports prior to public announcement and filing;

■	approving the financial statements prior to public release for the first nine months of the financial year and any time a public release is made prior to a meeting of the Board;

■	reviewing the scope of external and internal audits;

■	reviewing and discussing accounting and reporting policies and changes in accounting principles;

■	assessing the effectiveness of the overall system of internal controls and the process for identifying principal business risks;

■	reviewing compliance with the Corporation’s Statement of General Business Principles and Code of Ethics;

■	reviewing the mandate, objectives, staffing plans and budget of the Internal Audit department;

■	approving the external auditor’s engagement letter and all audit and non-audit work conducted by the external auditor;

■	meeting with the internal and external auditors independently of management;

■	reviewing annually all significant relationships between the external auditors and the Corporation to establish independence;

■	reviewing procedures for receipt and handling of confidential complaints regarding accounting, external accounting controls or auditing matters;

■	recommending the selection of external auditors to the Board; and

■	reviewing the procedures for the disclosure of oil and gas reserves.

The Audit Committee held nine meetings in 2003.

72  SHELL CANADA LIMITED  Statement of Corporate Governance Practices

MANAGEMENT RESOURCES AND COMPENSATION COMMITTEE

The members of the Management Resources and Compensation Committee are D.H. Burney, I.J. Goodreau, J.D. McNeil (Chairman), R.W. Osborne, R. Royer and N.C. Southern.

The committee’s mandate includes:

■	determining compensation and terms of employment for senior executives, including stock option and incentive programs;

■	approving pension and benefit plans of the Corporation;

■	reviewing executive succession and development plans and recommending to the Board candidates for appointment as officers of the Corporation; and

■	assessing at least annually the performance of the President and Chief Executive Officer and determining her compensation and terms of employment.

The Management Resources and Compensation Committee held seven meetings in 2003.

NOMINATING AND GOVERNANCE COMMITTEE

The members of the Nominating and Governance Committee are D.H. Burney (Chairman), K.L. Hawkins, D.W. Kerr and N.C. Southern.

The committee’s mandate includes:

■	determining criteria for being a director and assisting the President and Chief Executive Officer in selecting new candidates for the Board;

■	reviewing and recommending to the Board criteria related to the tenure of directors;

■	reviewing annually the performance of the Board, its committees and individual directors;

■	reviewing annually memberships of the committees and making recommendations to the Board on appointments to the committees;

■	reviewing and making recommendations to the Board on the mandates of committees of the Board;

■	determining remuneration to be paid to directors for sitting on the Board and committees;

■	reviewing and making recommendations to the Board on corporate governance; and

■	administering the Director Share Compensation Plan and the Deferred Share Unit Plan.

The Nominating and Governance Committee held three meetings in 2003.

Statement of Corporate Governance Practices  SHELL CANADA LIMITED  73

INVESTOR INFORMATION

SHELL CANADA LIMITED

(incorporated under the laws of Canada)

HEAD OFFICE

Shell Centre 400 - 4th Avenue S.W. Calgary, Alberta T2P 0J4 Telephone (403) 691-2175 Web site www.shell.ca

TRANSFER AGENT AND REGISTRAR

CIBC Mellon Trust Company
600, 333 – 7th Avenue S.W.
Calgary, Alberta T2P 2Z1
Telephone	(403) 232-2400
Facsimile	(403) 264-2100
E-Mail	inquiries@cibcmellon.com
Web site	www.cibcmellon.com
Answerline	(416) 643-5500 or
1-800-387-0825
Toll-free throughout North America

STOCK EXCHANGE LISTINGS

The Common Shares of Shell Canada Limited are listed on the Toronto Stock Exchange (stock symbol SHC) and do not have an established public trading market in the United States.

ANNUAL AND SPECIAL MEETING

The annual and special meeting of shareholders will be held at 11:00 a.m., Friday, April 30, 2004, in the Ballroom, The Metropolitan Centre, Calgary, Alberta.

DUPLICATE REPORTS

Shareholders who receive more than one copy of the Quarterly Report to Shareholders and the Annual Report, as a result of having their shareholdings represented by two or more share certificates, may wish to contact the transfer agent to have their holdings consolidated. It will not be necessary to forward share certificates.

ANNUAL INFORMATION FORM AND PROGRESS TOWARD SUSTAINABLE DEVELOPMENT

The Corporation’s Annual Information Form for 2003 and the publication Progress Toward Sustainable Development are available to shareholders on request from the Corporation’s Secretary at Shell’s head office.

OWNERSHIP AND VOTING RIGHTS OF SHELL CANADA LIMITED

(as at December 31, 2003)

Ownership of Shell Canada Limited is divided between Shell Investments Limited and public shareholders. Shell Investments Limited holds approximately 78 per cent of the equity and voting rights.

The publicly held Common Shares (approximately 61 million) constitute about 22 per cent of the equity and voting rights in the Corporation.

Shell Investments Limited is a Canadian company, wholly owned by Shell Petroleum N.V. of the Netherlands, which, in turn, is owned 40 per cent by The “Shell” Transport and Trading Company, p.l.c., an English company, and 60 per cent by Royal Dutch Petroleum Company of the Netherlands.

APPROXIMATE CONVERSION FACTORS

1 cubic metre of liquids	=	6.29 barrels

1 cubic metre of gases	=	35.3 cubic feet

1 barrel of oil equivalent	=	6,000 cubic feet of gases

1 tonne	=	2,205 pounds
	=	0.984 long ton
	=	1.102 short tons

1 kilometre	=	0.621 mile

1 hectare	=	2.47 acres

1 litre	=	0.22 gallon

74  SHELL CANADA LIMITED  Investor Information

This Annual Report is recyclable and has been printed using vegetable-based inks. The paper used is acid free and elemental chlorine free.

FOR INFORMATION:
Investor Relations Shell Canada Limited Shell Centre 400 — 4th Avenue S.W. Calgary, Alberta T2P 0J4 Telephone (403) 691-2175
www.shell.ca
PRINTED IN CANADA
SHELL CANADA LIMITED 2003 ANNUAL REPORT